Exhibit 2.1

Execution Version

Share Purchase Agreement

The Seller The Buyer The Guarantor

for the sale and purchase of all of the issued shares of Carr's Engineering Limited and Carr's Engineering (US), Inc.

2025

Contents

1.	Definitions and interpretation	1
2.	Sale and purchase	14
3.	Conditions	17
4.	Period to Completion	19
5.	Completion	20
6.	Seller's Group guarantees	22
7.	Leakage	25
8.	Warranties and limitations	25
9.	W&I Insurance Policy	26
10.	Reorganisation	27
11.	Pension Scheme	28
12.	Protection of goodwill	28
13.	Confidential information	28
14.	Announcements	29
15.	Tax gross-up	30
16.	Section 338(g) election	31
17.	Assignment	32
18.	Costs	32
19.	Effect of completion	33
20.	Post-completion undertakings	33
21.	Further assurances	33
22.	Entire agreement	34
23.	Variations	35
24.	Waiver	36
25.	Invalidity	36
26.	Notices	36
27.	Counterparts	37
28.	Governing law, jurisdiction and agent for service	38
29.	Third party rights	38
30.	Guarantee and Indemnity	38

Schedules

1.	Particulars relating to the Group	39
	Part 1 – Details of the Companies	39
	Part 2 – Details of the Subsidiaries	40

2.	Action Pending Completion	42
3.	The Warranties	45
4.	Limitations on Seller's liability	64
5.	Permitted Leakage	65
6.	Material Contracts	65
	Part 1 – Material Contracts	66
	Part 2 – Buyer Undertakings	66
	Part 3 – Seller Undertakings	66

7.	Seller’s Group Guarantees	67
8.	Properties	67
9.	Guarantee	67
10.	Transaction Bonuses	68
11.	Excluded Property	68
12.	Form of Election under Section 198 of the Capital Allowances Act 2001	69
13.	Shared IT	70

THIS AGREEMENT is made on	2025

BETWEEN:

(1)	Carr's Group Plc (No. 00098221) whose registered office is at Warwick Mill Business Centre, Warwick Bridge, Carlisle, Cumbria, England, CA4 8RR (the Seller);

(2)	Zircaloy Holdings, LLC whose principal office is at 13386 International Pkwy, Jacksonville, FL 32218, United States (the Buyer); and

(3)	Cadre Holdings, Inc. (No. 001-40698) whose principal office is at 13386 International Pkwy, Jacksonville, FL 32218, United States (the Guarantor).

THE PARTIES AGREE AS FOLLOWS:

1.	Definitions and interpretation

1.1	In this agreement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

Accounts means the audited financial statements of the UK Target as at and for the financial period ended on the Accounts Date contained in the Data Room (Document 2.2.1.1.1.3 of the Data Room);

Accounts Date means 2 September 2023;

Additional Consideration means the aggregate amount payable in respect of the period from (but excluding) the Locked Box Date to (and including) the Completion Date (the Additional Consideration Period), calculated in accordance with the terms of this agreement to reflect the following:

(a)	the aggregate earnings before Interest and Depreciation/Amortisation, inclusive of accrued Group Charges, for the Additional Consideration Period; plus

(b)	a fixed amount to reflect estimated R&D expenditure credit of £47,757.40 per month for each full calendar month in the Additional Consideration Period and a pro rata amount for any partial calendar month in the Additional Consideration Period; less

(c)	the aggregate net interest payable (including any interest on intercompany debt) for the Additional Consideration Period; less

(d)	the aggregate cash-funded Capital Expenditure during the Additional Consideration Period; less

(e)	an estimate of Tax payable on profits generated during the Additional Consideration Period, calculated as 25% of the profits before Tax,

with:

(i)	the aggregate Additional Consideration for the period from 1 September 2024 to 30 November 2024 (inclusive) calculated as an amount equal to £692,181.23 (the Initial Additional Consideration), which has been calculated to reflect the relevant amounts referred to in (a) to (e) above, which in each case have been derived from the monthly management accounts of the Group during such period; and

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(ii)	each limb of (a) to (e) above to be calculated:

(A)	for each month of the Management Accounts Period from 1 December 2024, the relevant amounts referred to in (a) to (e) above in each case to be derived from the monthly management accounts of the Group for such period and calculated in a manner consistent with the calculation of the Initial Additional Consideration; and

(B)	for the period from (but excluding) the last day of the Management Accounts Period to (and including) the Completion Date (the Post-Management Accounts Period), using the monthly average of each limb (a) to (e) as calculated from the Group's management accounts for each month during the Management Accounts Period, apportioned on a daily basis and multiplied by the number of days in the Post-Management Accounts Period, provided that, for the purposes of calculating (ii)(B) above, an amount of £505,223.85 for one-off capital expenditure in the management accounts for the month ending 30 September 2024 of Bendalls Engineering shall be excluded;

Aggregate Agreed Leakage Amount means an amount equal to the aggregate of all Agreed Leakage Amounts (if any);

Agreed Leakage Amount has the meaning given in clause 7.6(b);

Apportionment Percentages has the meaning given in clause 4.7;

Business Day means a day (excluding Saturdays) on which banks generally are open in London and New York for the transaction of normal banking business;

Business Purchase Agreement means the agreement between Chirton Engineering Limited and Carr's Engineering Limited dated 24 December 2024 for the acquisition of the Chirton Business;

Business Warranties means the warranties set out in Schedule 3;

Buyer Confidential Information has the meaning given to such term in clause 13.1;

Buyer's Group means the Buyer and its group undertakings from time to time, all of them and each of them as the context admits;

Buyer's Solicitors means Ropes & Gray International LLP of 60 Ludgate Hill, London EC4M 7AW;

Capital Expenditure means the amounts in respect of capital expenditure recorded in the relevant monthly management accounts under the following accounts: (i) Property, Plant and Equipment and (ii) Other Intangible Assets and which are consistent with the accounting methodology used in the financial statements for the Management Accounts;

Carr's Group Pension Scheme means the occupational pension scheme known as the Carr's Group Pension Scheme, which is governed by a definitive deed and rules dated 19 June 2008;

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Carr's Group Retirement Savings Scheme means the Carr's Group Retirement Savings Scheme, a section of the Mercer Master Trust;

Chirton Business means the business and assets that comprise the precision engineering and CNC sub-contract machined solutions business as carried on prior to the Reorganisation by Carr's Engineering Limited from the property at Unit A4 High Flatworth, the Tyne Tunnel Trading Estate North Shields in the County of Tyne and Wear;

Claim means any claim arising under or in respect of a breach of this agreement, the Tax Deed or the Disclosure Letter;

Code means the Internal Revenue Code of 1986, as amended;

Companies means the UK Target and the US Target and Company means either of them;

Completion means the completion of the sale and purchase of the Shares in accordance with clause 5;

Completion Date means the date on which Completion occurs;

Completion Payment means an amount equal to the Purchase Price:

(a)	PLUS the Additional Consideration;

(b)	PLUS £2,122,810.90, as a working capital adjustment;

(c)	PLUS £4,801,869.00, in respect of cash;

(d)	PLUS £20,498.00, in respect of a non-current loans receivable;

(e)	PLUS £72,813.00, in respect of a receivable relating to the UK Target;

(f)	LESS £11,987,242.44, as the Net Intercompany Balance as at the Locked Box Date;

(g)	LESS £8,326,392.00, as the amount required to discharge all amounts owed by any member of the Group and to release all security under the External Debt Agreements as at the Locked Box Date;

(h)	LESS £6,990,075.00, as an adjustment in respect of the Group’s finance leases;

(i)	LESS £381,145.00, as an adjustment in respect of the Group’s outstanding Tax liabilities as at the Locked Box Date;

(j)	LESS £197,347.00, as an adjustment in respect of the Group’s outstanding group tax relief as at the Locked Box Date;

(k)	LESS the German RETT Amount;

(l)	LESS £832,556.90, in respect of Transaction Bonuses;

(m)	LESS the LTIPs Amount notified pursuant to clause 2.20;

(n)	LESS any Aggregate Agreed Leakage Amount;

CTA 2010 means the Corporation Tax Act 2010;

Conditions means the conditions set out in clause 3.1;

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Consideration means the Completion Payment PLUS the Contingent Consideration;

Contingent Consideration means:

(a)	in respect of an RDEC Claim, an amount equal to: (i) any and all amounts received by the UK Target or any Group Company from HMRC; and/or; (ii) any credit against, relief from or deduction from Tax payable by the UK Target or any other Group Company (but only to the extent that the application of such credit, relief or deduction gives rise to an actual cash saving of Tax in the accounting period in which relevant credit, relief or deduction arises or the subsequent accounting period, such saving being calculated as the amount of Tax that would have been payable in cash by the UK Target or other Group Company but for the application of the relevant credit, relief or deduction), in each case less the amount by which the UK Target’s or other Group Company’s liability to Tax is increased (or would have been increased but for the use of a Relief) by the receipt of any corresponding R&D expenditure (RDEC) credit) that gives rise to an amount described in (i) or (ii); or

(b)	the Tax Rebate;

Data Protection Law means all applicable laws relating to data protection and privacy, including but not limited to: (a) the EU General Data Protection Regulation (EU) 2016/679 (GDPR) or the GDPR as it forms part of the law of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018 (UK GDPR) and all related national laws and regulations in EU member states or the UK including the Data Protection Act 2018 and (b) the Privacy and Electronic Communications (EC Directive) Regulations 2003 and all other related national laws and regulations implementing European Directive 2002/58/EC and any other equivalent legislation in any other country which is applicable to the Group, including any legislation relating to the collection, processing, use, holding and privacy of any personal data or provision of electronic communications to individuals, along with any rules, requirements, directions, guidelines and codes of practice made by the Information Commissioner’s Office;

Data Room means the online data room relating to the Group which is operated by Intralinks and made available to the Buyer at https://services.intralinks.com/web/#workspace/16514815/documents from 16 August 2024 to 15 January 2025;

Data Room Information means the materials and information made available for inspection in the Data Room;

De-branding Period has the meaning given to such term in clause 20.2(b);

Defined Benefit Pension Scheme means the Carr's Group Pension Scheme;

Depreciation/Amortisation means the amounts recorded in the relevant monthly management accounts under the following accounts: (i) Depreciation of Investment Prop'y, (ii) Depreciation of Right of Use Assets Override, (iii) Depreciation of Right of Use Assets, (iv) Depreciation of Property, Plant and Equipment Override, (v) Depreciation of Property, Plant and Equipment, (vi) Amortisation of Intangible Assets Override, (vii) Amortisation of Intangible Assets, (viii) Depreciation and Amortisation. (ix) Amortisation of acquired intangible assets and (x) Amortisation of acquired intangible assets Override, and which are consistent with the accounting methodology used in the financial statements for the Management Accounts;

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Disclosed means fairly disclosed in such manner and in such detail that a professionally advised buyer would or might reasonably be able to make an informed and accurate assessment of the facts, matters or information being disclosed;

Disclosed Schemes means the Carr's Group Retirement Savings Scheme, and the NEST Pensions Workplace Pension Scheme;

Disclosing Party has the meaning given to such term in clause 14(e);

Disclosure Letter means a letter of today's date together with the attachments thereto addressed by the Seller to the Buyer disclosing exceptions to the Business Warranties;

Employee Taxes means any liability to account for income tax under the PAYE system, employee or employer's national insurance contributions, the apprenticeship levy or any other payroll Taxes including similar or equivalent taxes in any other jurisdiction (in each case, together with any related interest and/or penalties);

Encumbrance means all security interests, options, equities, claims, or other third party rights including rights of pre-emption of any nature whatsoever;

Environment means any and all of the following media namely the air, water and land and any living organisms or systems supported by those media;

Environmental Authority means any court, tribunal, governmental authority, local authority, agency, regulatory body or other department having authority under or jurisdiction in respect of any Environmental Law;

Environmental Consents means any material permit, licence or consent required under Environmental Law for the operation of the business of each Group Company as at the date of this agreement;

Environmental Law means all applicable law which is legally binding on each Group Company as at the date of this agreement and which has as its purpose or effect the prevention of harm to, or the protection, remediation or restoration of, the Environment, or the protection of human health and safety, but excluding any laws relating to town and country planning or any comparable land use planning or zoning system;

Excluded Property has the meaning given in Schedule 11;

External Debt Agreements means the following third party debt agreements entered into by a Group Company:

(a)	(i) the framework loan agreement dated 20 February 2013, (ii) the working capital framework loan agreement dated 30 May 2016, (iii) the side letter dated 20 February 2013, (iv) framework guarantee facility agreement dated 19 April 2023, each as between Baden-Württembergische Bank and Wälischmiller Engineering GmbH;

(b)	the promotional loan agreement dated 20 April 2020 and subsequent assignment between Landesbank Baden-Württemberg and Wälischmiller Engineering GmbH and guaranteed by the German Development Bank; and

(c)	the Facility Agreement;

External Debt Repayment Amount means the amount required to discharge all amounts owed and payable by any member of the Group and to release all security under the terms of the External Debt Agreements as at the Completion Date;

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FAA means the flexible apportionment arrangement pursuant to which the UK Target apportions its liabilities under the Defined Benefit Pension Scheme to the Seller in the agreed terms;

Facility Agreement means the facility agreement dated 6 November 2018 (as subsequently amended and restated) between Clydesdale Bank Plc (trading as Virgin Money), the Seller, UK Target, NW Total Engineered Solutions Ltd. and Wälischmiller Engineering GmbH, among others;

Fundamental Warranty Claim means a Claim for breach of a Fundamental Warranty;

Fundamental Warranties means the warranties set out in paragraph 1.1, 1.2(a), 1.3 and 1.4 in Schedule 3 of this agreement;

German FDI Condition has the meaning given in clause 3.1(b);

German Foreign Direct Investment Laws means the Foreign Trade and Payments Act (Außenwirtschaftsgesetz) and the Foreign Trade and Payments Regulation (Außenwirtschaftsverordnung);

German RETT Amount means the amount of German real estate transfer tax, calculated on the basis of the Valuation, which is payable on or in relation to this agreement, the other Transaction Documents, the Transaction and any instrument contemplated by this agreement or the other Transaction Documents;

Group means the Companies and each of the Subsidiaries and Group Company means any one of them;

Group Charges means the amounts recorded in the relevant monthly management accounts under the Group Charges account, and which are consistent with the accounting methodology used in the financial statements for the Management Accounts;

Group Charges Amount means the Group Charges owed and payable by members of the Group to members of the Seller’s Group as at the Completion Date excluding, if applicable, the Group Relief Balance;

Group Relief Balance means the group tax relief balance specified in limb (k) of the definition of Completion Payment;

HMRC means His Majesty's Revenue and Customs and, where relevant, any predecessor body which carried out any of its functions;

IAS Regulation means EC Regulation No. 1606/2002 of the European Parliament and the Council of 19 July 2002 on the application of international accounting standards;

IFRS means the body of pronouncements issued by the International Accounting Standards Board (IASB), including International Financial Reporting Standards and interpretations approved by the IASB, International Accounting Standards and Standing Interpretations Committee interpretations approved by the predecessor International Accounting Standards Committee;

Initial Additional Consideration has the meaning given to the term in the definition of ‘Additional Consideration’;

Intellectual Property means patents, trade marks, design rights, trade names, copyrights, (whether registered or not and any applications to register or rights to apply for registration of any of the foregoing), rights in inventions, Know-How, trade secrets and other confidential information, and all other intellectual property rights of a similar or corresponding character in any part of the world;

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Interest means the amounts recorded in the relevant monthly management accounts under the Net Interest Income / (Expense) account, and which are consistent with the accounting methodology used in the financial statements for the Management Accounts;

Know-How means confidential or proprietary industrial, technical or commercial information and techniques in any form (including paper, electronically stored data, magnetic media, files and micro-film) including, drawings, data relating to inventions, formulae, test results, reports, research reports, project reports and testing procedures, shop practices, instruction and training manuals, market forecasts, specifications, quotations, lists and particulars of customers and suppliers, marketing methods and procedures, show-how and advertising copy;

Leakage means:

(a)	any dividend, bonus or other distribution of capital or income or any purchase, repurchase, redemption, repayment, reduction or other return of share or loan capital, withdrawal from capital accounts or partnership accounts or otherwise (or any other relevant securities) or any interest thereon or otherwise any gift, in each case whether declared, authorised, paid or made (whether in cash or in specie) by or on behalf of any Group Company to or for the benefit of the Seller or any Related Person of the Seller;

(b)	any payments made (including loan repayment, management, advisory, monitoring or service charge or fee, or directors' fee of any nature) or assets transferred by or on behalf of, any Group Company to or for the benefit of the Seller or any Related Person of the Seller (including with respect to any share capital or other securities of any Group Company);

(c)	any liabilities or obligations assumed, indemnified or incurred by any Group Company for the benefit of the Seller or any Related Person of the Seller (including any intercompany indebtedness and all interest, fees, penalties and costs associated with such indebtedness);

(d)	the waiver, discharge, release, deferral or discount (wholly or partially) by or on behalf of any Group Company of any economic benefit or amount or obligation owed to that Group Company by the Seller or any Related Person of the Seller;

(e)	any fees or other amounts, costs or expenses paid or incurred or owing by or on behalf of any Group Company in connection with the Transaction (which for the purposes of clause 7 shall to the extent not received by the Seller (or any Related Person of the Seller) be deemed to be received by the Seller), including but without limitation any transaction or sale bonuses, retention or incentive payments, change of control payments or similar arrangements with any present or former employee, consultant, contractor, director or officer of any Group Company or any brokerage, finder’s or other fees or commissions on payments payable as a result of or in connection with the sale of any Group Company;

(f)	the purchase by any Group Company from the Seller or any Related Person of the Seller of any assets or services not on arm’s length terms or otherwise at an overvalue;

(g)	the transfer or surrender of any assets, rights or other benefits to, or assumed, indemnified or the incurring of any liability or obligation (actual or contingent and including any indebtedness, expenses or costs) by or on behalf of, any Group Company for the benefit of the Seller or any Related Person;

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(h)	any grant or creation of any guarantee or indemnity or any Encumbrance in favour of, or for the benefit of, the Seller or its Related Persons against any member of the Group;

(i)	any payment(s) made or asset(s) transferred, or agreed to be made or transferred, to any employee, worker, consultant and/or director of any member of the Seller’s Group by or on behalf of a Group Company to the extent that such payment or transfer is in connection with the Transaction;

(j)	the payment of any fees, costs, expenses or Tax or amount on account of VAT which is or will be suffered, incurred or paid by a Group Company as a result of the occurrence of any of those matters set out in paragraphs (a) to (h) above (which shall for the purposes of limb (d) of this definition and clause 7 be deemed to have been received by the person receiving the benefit of the matter in question); and

(k)	the agreement or commitment or arrangement (whether conditional or not) by or on behalf of any Group Company to do or procure the doing of any of the things set out in paragraphs (a) to (i) above,

other than any Permitted Leakage and in each case net of any Relief available to the Group as a result of the matter giving rise to the Leakage and net of any VAT which is recoverable by any Group Company as input VAT;

Leakage Claim means a Claim for a breach of clause 7.2;

Leases means the leases noted in Schedule 8 under which the Properties are held and Lease means any one of them;

Listing Rules means the UK Listing Rules published by the Financial Conduct Authority;

Locked Box Accounts means the unaudited and consolidated balance sheet of the Group for the period ended on the Locked Box Date contained in the Data Room (document 5.4 of the Data Room);

Locked Box Date means 31 August 2024;

Long Stop Date means 31 August 2025 or such later date as the parties may agree in writing;

Losses means any and all direct losses, liabilities, damages, compensation, awards, costs (including legal costs), charges, fines, penalties, expenses, actions, proceedings, claims and demands, in each case of any nature whatsoever;

LTIPs mean the Carr’s Milling Industries PLC Long Term Incentive Plan 2013 and the Carr’s Group Long Term Incentive Plan 2023, both of which are operated by the Seller;

LTIPs Amount means the amount equal to the aggregate of:

(a)	in the event that any of the Relevant Awards are to be settled in cash:

(i)	the amount of cash which the LTIP Beneficiaries are entitled to receive in accordance with the terms of the Relevant Awards, multiplied by 0.75; and

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(ii)	any associated Employee Taxes incurred by the relevant Group Company as a result of the participation by an LTIP Beneficiary in the LTIPs and the vesting of the Relevant Awards, multiplied by 0.75; and

(b)	in the event that any of the Relevant Awards are to be settled by the issue of shares in the Seller, any associated Employee Taxes incurred by the relevant Group Company as a result of the relevant share issue and the vesting of the Relevant Award;

LTIP Beneficiaries has the meaning given in clause 20.3;

Management Accounts means the unaudited management accounts of the Group (including for the avoidance of doubt the UK Target, US Target, Waelischmiller Engineering GmbH, NuVision HWM, CarrsMSM, Bendalls Engineering, NW Total Engineered Solutions Limited, NuVision Engineering, Inc.) comprising balance sheets and profit and loss accounts for the 15 month period ending on the Management Accounts Date and a profit and loss account for the period which commenced on 3 September 2023 and ended on the Management Accounts Date contained in the Data Room (document 6.26);

Management Accounts Date means 30 November 2024;

Management Accounts Period means the period from (but excluding) the Locked Box Date, to (and including) the last day for which monthly management accounts of the Group are available as at the Completion Date;

Material Contracts means the contracts referred to in Part 1 of Schedule 6;

Material Customers means each of the counterparties to the Material Contracts with a right to amend any of the terms or terminate such Material Contract in the event of a change of control, and Material Customer means any one of them;

NEST Pensions Workplace Pension Scheme means the National Employment Savings Trust workplace pension scheme established by HM Government in 2011;

Net Intercompany Balance means the aggregate net amount owed and payable (including all principal and interest amounts pursuant to all relevant intercompany loans) by members of the Group to members of the Seller's Group from time to time excluding, if applicable, the Group Relief Balance;

Net Intercompany Balance Amount means £11,987,242.44 PLUS any net interest owed and payable by the Group Companies which accrues pursuant to the terms of the relevant intercompany loan agreements following the Locked Box Date up to and including the Completion Date PLUS an amount of £424,419.00 in respect of the Reorganisation (which for the avoidance of doubt shall, if applicable, exclude the Group Relief Balance);

NSIA means the UK National Security and Investment Act 2021;

NSIA Condition has the meaning given in clause 3.1(a);

NWT means NW Total Engineered Solutions Limited;

OFAC means the Office of Foreign Assets Control of the US Department of Treasury;

PAYE means pay as you earn, the system requiring employers to deduct income tax from employees' salary (or an equivalent withholding system in any overseas jurisdiction);

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Permits has the meaning given to such term in paragraph 10.1(a) of Schedule 3;

Permitted Leakage means any of the payments or other matters set out in Schedule 5;

Pillar Two means any laws, whether imposed in the United Kingdom or elsewhere, introduced to implement the Global Anti-Base Erosion Model Rules published by the OECD on 20 December 2021 (as modified from time to time), including for the avoidance of doubt the United Kingdom's Multinational Top-Up Tax as provided for in Part 3 Finance (No.2) Act 2023 and the Domestic Top-Up Tax as provided for in Part 4 Finance (No.2) Act 2023 and their foreign equivalents;

Proceedings has the meaning given to such term in clause 28.2;

Properties means the properties described in Schedule 8 or any part or parts thereof and Property means any one of them;

Purchase Price means £75,000,000;

RDEC Claim means the following R&D expenditure (RDEC) credit claims made by the UK Target and NWT to HMRC:

(a)	in respect of the UK Target:

(i)	£158,206 for the financial year ended on or around 31 August 2020;

(ii)	£315,702 for the financial year ended on or around 31 August 2022;

(b)	in respect of NWT:

(i)	£31,468 for the financial year ended on or around 31 August 2020;

(ii)	£119,185 for the financial year ended on or around 31 August 2022;

and the R&D expenditure (RDEC) credit claims intended to be made by UK Target and NWT to HMRC, in each case for the financial years ended on or around 31 August 2023 and on or around 31 August 2024 and any other reasonable or reasonably amended R&D expenditure (RDEC) credit claims in respect of an accounting period ending on or before Completion which are made or notified by the UK Target or another Group Company and notified by the Seller to the Buyer after the date of this agreement (each an RDEC Claim)

Regulatory Authorities means (a) with respect to the NSIA Condition, the Secretary of State, and (b) with respect to the German FDI Condition, the Federal Ministry for Economic Affairs and Climate Action (Bundesministerium für Wirtschaft und Klimaschutz); and includes any relevant government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution, any entity owned or controlled by any relevant government or state, or any other body or person whatsoever in any jurisdiction, and Regulatory Authority means any one of them;

Regulatory Conditions means the NSIA Condition and the German FDI Condition;

Related Persons means:

(a)	in the case of a person which is an undertaking, (i) any group undertaking thereof, and (ii) any officer or director thereof, in each case from time to time;

(b)	in the case of a person who is an individual, any spouse, domestic partner and/or lineal descendants by blood or adoption, any person or persons acting in its or their capacity as trustee or trustees of a trust of which such individual is the settlor or any undertaking of which the person holds a majority of the voting rights exercisable at a general meeting of such undertaking; and

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(c)	in the case of a person which is a partnership, the partners of the person or their nominees or a nominee or trustee for the person, any manager of, general partner of or adviser to the person or any investors in a fund which holds interests, directly or indirectly, in the partnership;

Relevant Awards has the meaning given in clause 20.3;

Relief means any allowance, credit, exemption, deduction or relief from or in computing, Tax or any right to the repayment of Tax;

Reorganisation means the carve-out carried out by the Seller’s Group of the Chirton Business from the UK Target into Chirton Engineering Limited;

Reorganisation Steps Paper means the steps paper in respect of the Reorganisation prepared by KPMG and dated 12 November 2024;

Retained Brand Assets has the meaning given to such term in clause 20.2(b)(ii);

Retained Brands has the meaning given to such term in clause 20.2(b)(i);

Sanctioned Person has the meaning given to such term in clause 15.1 of Schedule 3;

Secretary of State means the Secretary of State for the purposes of the NSIA;

Seller Confidential Information has the meaning given to such term in clause 13.2;

Seller's Account means such account in the name of the Seller as shall have been notified in writing by or on behalf of the Seller to the Buyer no later than five Business Days before the Completion Date, or before the date for the relevant payment (as applicable);

Seller's Group means the Seller and its group undertakings (which, from Completion, shall exclude the Group) from time-to-time, all of them and each of them as the context admits;

Seller's Group Guarantees means any guarantee, indemnity, counter-indemnity, undertaking, letter of comfort or security provided by the Seller or a member of the Seller's Group (in each case whether directly or indirectly) to secure or support the obligations of any Group Company which are set out in Schedule 7;

Seller's Solicitors means Ashurst LLP of London Fruit & Wool Exchange, 1 Duval Square, London E1 6PW;

Shared IT Systems means the IT systems which, prior to Completion, has been shared between the Group and the Seller’s Group, including the applications in connection with the actions set out in Schedule 13;

Shares means:

(a)	the UK Target Shares; and

(b)	the US Target Shares;

Subrogation Waiver has the meaning given to such term in clause 9.2;

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Subsequent Additional Consideration means the Additional Consideration less the Initial Additional Consideration;

Subsidiary means a subsidiary undertaking of either Company as at the date hereof and Subsidiaries means all those subsidiary undertakings;

subsidiary undertaking, parent company, group undertaking and undertaking have the meanings as set out in the Companies Act 2006;

Tax or tax means any tax, and any duty, contribution, impost, withholding, levy or charge in the nature of tax, whether domestic or foreign, and any fine, penalty, surcharge, costs or interest connected therewith and includes, without limitation, corporation tax, income tax (including income tax required to be deducted or withheld from or accounted for in respect of any payment), gross receipts, ad valorem, license, payroll, employment, excise, severance, occupation, premium, windfall profits, environmental, duties, capital stock, franchise, profits, unemployment, disability, real property, personal property, sales, use, transfer, registration, utility, escheat or unclaimed property, alternative or add-on minimum, estimate, national insurance and social security contributions (or similar including FICA), capital gains tax, inheritance tax, value added tax, customs excise and import duties, stamp duty, stamp duty land tax, stamp duty reserve tax, insurance premium tax, air passenger duty, rates and water rates, landfill tax, petroleum revenue tax, advance petroleum revenue tax, gas levy, real estate transfer tax, taxes imposed under Pillar Two, diverted profits tax and any other payment whatsoever which any person is or may be or become bound to make to any person and which is or purports to be in the nature of taxation;

Tax Claim means a Tax Deed Claim or a Tax Warranty Claim;

Tax Deed means a tax deed of covenant in the agreed terms;

Tax Deed Claim means a Claim under the Tax Deed;

Tax Rebate means any UK Tax Rebate and/or any US Tax Rebate;

Tax Warranty Claim means a Claim for a breach of any of the Warranties in paragraph 17 of Schedule 3 to this agreement;

Taxation Authority or Tax Authority means any local, municipal, governmental, state, federal or fiscal, revenue, customs or excise authority, body, agency or official anywhere in the world having or purporting to have power or authority in relation to Tax including HMRC;

TCGA means the Taxation of Chargeable Gains Act 1992;

Transaction means the sale by the Seller and the purchase by the Buyer of the Shares pursuant to this agreement;

Transaction Announcement means the announcement of the Transaction in the agreed terms;

Transaction Bonuses means any bonuses to be paid to any employee, director, consultant or officer of a Group Company in relation to the Transaction and any related Tax, as set out in Schedule 10 and Transaction Bonus shall mean any such bonus;

Transaction Documents means this agreement, the Disclosure Letter, the Tax Deed and any other documents referred to in this agreement that have been or will be entered into in connection with the Transaction;

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TULR(C)A means the Trade Union and Labour Relations (Consolidation) Act 1992;

UK Target means Carr's Engineering Limited (No. 00426047);

UK Target Shares means 40,750 A ordinary shares of £1.00 each in the capital of the UK Target and 9,682,460 ordinary shares of £1.00 each in the capital of the UK Target;

UK Tax Rebate means a UK corporation tax rebate to the extent paid by HMRC to the UK Target in the amount of £10,399;

US Target means Carr's Engineering (US), Inc., a Delaware corporation (file number 6459722);

US Target Shares means 100 Common Stock of US$0.01 each in the capital of the US Target;

US Tax Rebate means a US corporation tax rebate to the extent paid by or credited by a Taxation Authority to the US Target or NuVision Engineering, Inc. in the amount of $50,340;

Valuation has the meaning given to such term in clause 4.6;

VAT means (in the United Kingdom) value added tax as imposed by VATA and legislation and regulations supplemental thereto and (outside the United Kingdom) any tax imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax and any other tax of a similar nature, whether imposed in the United Kingdom or a member state of the European Union in substitution for, or levied in addition to, such tax, or elsewhere;

VATA means the Value Added Tax Act 1994 and VAT legislation means VATA and all regulations and orders made thereunder or for equivalent tax paid in any other jurisdiction; and

VDD Report means the financial and tax vendor due diligence report prepared by EY and contained in the Data Room (documents 4.1 and 4.2 of the Data Room);

W&I Broker means Lockton Companies LLP;

W&I Claim means a Claim for any breach of the Business Warranties or under clause 10 of this agreement or under the Tax Deed (excluding clause 5 and clause 6);

W&I Insurance Policy means the Buyer’s warranty and indemnity insurance policy in relation to the Business Warranties, clause 10 of this agreement, and the Tax Deed;

W&I Insurer means American International Group UK Limited;

Warranties means the Fundamental Warranties and the Business Warranties; and

Working Hours means 9.30 a.m. to 5.30 p.m. on a Business Day.

1.2	In this agreement unless otherwise specified:

(a)	reference to a document in the agreed terms is a reference to that document in the form approved at the date of this agreement and for the purposes of identification signed or initialled by or on behalf of each party;

(b)	includes and including shall mean including without limitation;

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(c)	a party means a party to this agreement and includes its assignees (if any) and, in the case of an individual, to his or her estate and personal representatives;

(d)	a person includes any person, individual, company, firm, corporation, government, state or agency of a state or any undertaking (whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists);

(e)	reference to a statute or statutory instrument or accounting standard or any of their provisions is to be construed as a reference to that statute or statutory instrument or accounting standard or such provision as the same may have been amended or re-enacted before the date of this agreement;

(f)	reference to a clause, paragraph or schedule is to a clause of, a paragraph of or schedule to this agreement respectively;

(g)	writing includes any methods of representing words in a legible form (other than writing on an electronic or visual display screen) or other writing in non-transitory form, and for the avoidance of doubt, shall include writing which is via electronic mail;

(h)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders; and

(i)	reference to the time of day is reference to that time in London, England.

1.3	The schedules form part of the operative provisions of this agreement and references to this agreement shall, unless the context otherwise requires, include references to the schedules.

1.4	The index to and the headings in this agreement are for information only and are to be ignored in construing it.

2.	Sale and purchase

2.1	Upon the terms and subject to the Conditions of this agreement, the Seller shall sell and the Buyer shall purchase the Shares with effect from Completion with full title guarantee free from any Encumbrance, together with all accrued benefits and rights attached thereto.

2.2	The consideration for the sale of the Shares shall be the Consideration which shall be apportioned between the UK Target Shares and US Target Shares in a just and reasonable manner as agreed between the Seller and the Buyer (in accordance with clauses 2.7 and 4.7 below), and satisfied in cash upon Completion in accordance with clause 5.2(c)(i), provided that any Contingent Consideration payable shall be apportioned to the UK Target, and the amount of the Consideration attributable to the UK Target shall be increased accordingly.

2.3	The Seller waives or agrees to procure the waiver of any rights or restrictions conferred upon it in relation to the transfer of the Shares under the articles of association of either of the Companies or otherwise.

2.4	The Buyer shall not be obliged to complete the purchase of any of the Shares unless the sale of all of the Shares is completed simultaneously.

2.5	Any payment due in respect of any Claim under this agreement shall for all purposes be deemed to be and shall take effect as a reduction in the Consideration paid by the Buyer to the Seller as follows:

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(a)	where such payment relates to the UK Target, the portion of the Consideration attributable to the UK Target Shares shall be reduced accordingly; and

(b)	where such payment relates to the US Target, the portion of the Consideration attributable to the US Target Shares shall be reduced accordingly.

2.6	Where any such reduction of the Consideration has occurred as a result of a Claim in respect of a matter which relates to the UK Target, the amount of Consideration attributable to the UK Target Shares shall be reduced accordingly. Where any such reduction of the Consideration has occurred as a result of a Claim in respect of a matter which relates to the US Target, the amount of Consideration attributable to the US Target Shares shall be reduced accordingly. The Seller and the Buyer agree that any payment pursuant to clauses 2.5 and 2.6 will be treated as an adjustment to the Consideration for applicable tax purposes, except as otherwise required by applicable law.

2.7	On or before the day which is 8 Business Days prior to the Completion Date, the Seller shall deliver to the Buyer a written estimate, acting reasonably, stating in good faith the proposed:

(a)	Net Intercompany Balance Amount;

(b)	External Debt Repayment Amount;

(c)	German RETT Amount;

(d)	Group Charges Amount;

(e)	Subsequent Additional Consideration; and

(f)	amount of Consideration attributable to (i) the UK Target Shares and (ii) the US Target Shares, each calculated by applying the agreed Apportionment Percentages as determined in accordance with clause 4.7, along with all supporting evidence which the Seller considers (acting reasonably) to be necessary or appropriate to understand the estimated amounts referred to in (a) to (f) above.

2.8	The Buyer may request any additional supporting evidence from the Seller which the Buyer considers (acting reasonably) to be necessary or appropriate to understand and agree the Subsequent Additional Consideration. The Seller shall provide, or procure the provision of, any such additional supporting evidence promptly following such request.

2.9	If at 5.00 p.m. on the 4th Business Day prior to the Completion Date, the Buyer either:

(a)	has an outstanding request for additional supporting evidence pursuant to clause 2.8; or

(b)	has served a written notice in accordance with the terms of this agreement objecting to the proposed Subsequent Additional Consideration and the parties have not yet resolved such objection and agreed in writing all such amounts, the Buyer and the Seller shall use all reasonable endeavours to reach agreement in writing in relation to the Subsequent Additional Consideration by 5.00 p.m. on the Business Day immediately prior to the Completion Date.

2.10	If the Buyer and the Seller are unable to reach agreement by 5.00 p.m. on the Business Day immediately prior to the Completion Date pursuant to clause 2.9, then:

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(a)	the Buyer and the Seller shall proceed to Completion (without prejudice to its respective rights hereunder) save that the Buyer shall not be obliged to make any payment to the Seller on Completion in respect of the Subsequent Additional Consideration; and

(b)	with effect from Completion, the Buyer and the Seller shall use all reasonable endeavours to reach agreement in writing on the Subsequent Additional Consideration as soon as reasonably practicable and in any event within 20 Business Days of Completion.

2.11	If agreement on the amount of the Subsequent Additional Consideration pursuant to clause 2.10(b) has not been reached within 20 Business Days of Completion, the Buyer and the Seller shall refer the determination of the Subsequent Additional Consideration to an independent firm of internationally recognised chartered accountants to be agreed upon by the Seller and the Buyer or, failing agreement, to be selected by the President for the time being of the Institute of Chartered Accounts in England and Wales or his duly appointed deputy (the firm). The firm shall be instructed to determine the Subsequent Additional Consideration on the basis set out in this agreement as soon as practicable and the Seller and the Buyer agree that the amount so determined (in the absence of fraud or manifest error) shall be final and binding for the calculation of the Subsequent Additional Consideration.

2.12	Within five Business Days of the agreement or determination of the Subsequent Additional Consideration, the Buyer shall pay an amount equal to the Subsequent Additional Consideration to the Seller, excluding any interest on such amount.

2.13	If and to the extent that, in respect of an RDEC Claim or a Tax Rebate, the UK Target or any other Group Company: (a) receives (or, in respect of the RDEC Claim for the financial year ended on or around 31 August 2022 or the UK Tax Rebate, has received) any payment from HMRC; and/or (b) obtains (or, in respect of the RDEC Claim for the financial year ended on or around 31 August 2022, has obtained) any other credit against, relief from or deduction from Taxes payable by the UK Target or any other Group Company, (but only to the extent that the application of such credit, relief or deduction gives rise to an actual cash saving of Tax in the accounting period in which relevant credit, relief or deduction (as applicable) arises or the following accounting period, then the Buyer undertakes to pay to the Seller (whether together or in a series of payments) the applicable Contingent Consideration within five Business Days of the later of (a) receipt or realising the relevant cash saving of tax (as applicable) and (b) the date of Completion.

2.14	Clause 2.13 shall not apply in respect of an RDEC Claim the benefit or value of which was realised by the UK Target or another Group Company prior to the Locked Box Date.

2.15	If, after the Buyer has paid an amount of Contingent Consideration to the Seller, the RDEC Claim which gave rise to the obligation to make such payment (or the availability of any credit, relief or deduction (or part thereof) that has been claimed in connection with such RDEC Claim) is, within three years of the date that the relevant Contingent Consideration is paid, subject to a successful challenge or disallowance by a Taxation Authority, then the Seller shall pay to the Buyer: (a) an amount equal to any corresponding Tax liability, or increase to a Tax liability (including a Tax liability or increase to a Tax liability which would have arisen but for the use or set off of any Relief) of the Buyer arising as a result of such successful challenge or disallowance; and (b) any penalties and interest incurred in connection with the relevant successful challenge or disallowance.

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2.16	Subject to clause 2.16, the Seller or its duly authorised agent shall be responsible for and have the conduct of preparing, submitting and agreeing any further RDEC Claims to be submitted by any Group Company and any correspondence (including, without limitation, correspondence relating to negotiations with HMRC) in relation to an RDEC Claim on behalf of and in the name of a Group Company for all accounting periods (or parts thereof) ending on or before the date of Completion and the Buyer agrees not to submit any correspondence in relation to an RDEC Claim.

2.17	The Buyer shall procure that the relevant Group Company shall take such action or provide such information and assistance as the Seller (or its duly authorised agent) may reasonably request in writing to prepare, submit and agree such RDEC Claims and correspondence in relation thereto on behalf of the relevant Group Company.

2.18	The Seller shall procure that:

(a)	the Buyer is kept fully informed of the progress of all matters relating to an RDEC Claim of the relevant Group Company;

(b)	the Buyer is promptly sent copies of all written correspondence with HMRC;

(c)	any such correspondence in relation to an RDEC Claim shall be submitted in draft form by the Seller to the Buyer within a reasonable time period before the same is due to be sent to HMRC for the Buyer to provide comment as soon as reasonably practicable and if no comments from the Buyer are received within seven days of a further written request for from the Seller, the Buyer shall be deemed to have no comments and the Seller shall be free to submit such correspondence to HMRC; and

(d)	all reasonable comments of the Buyer received prior to the submission of any relevant correspondence to HMRC are reflected in such correspondence.

2.19	The Buyer shall promptly notify the Seller of any repayment or right to a repayment or any other credit against, relief from or deduction from Taxes obtained by a Group Company in respect of the RDEC Claims which the Company is or becomes entitled to or receives or obtains from HMRC.

2.20	On or before the day which is one Business Day prior to the Completion Date, the Seller shall deliver to the Buyer a written notice, acting reasonably, stating in good faith the LTIPs Amount, along with all supporting evidence which the Seller considers (acting reasonably) to be necessary or appropriate to understand the LTIPs Amount.

3.	Conditions

3.1	Completion is conditional upon the fulfilment of each of the Conditions as follows:

(a)	either:

(i)	the Secretary of State having informed the Buyer in writing that it does not consider the Transaction to be a notifiable acquisition for the purposes of section 6 of the NSIA; or

(ii)	notification of the Transaction by the Buyer having been accepted by or on behalf of the Secretary of State and either:

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(A)	the Secretary of State having cleared the Transaction after an initial review under section 14(8)(b)(ii) of the NSIA; or

(B)	if the Secretary of State has issued a call in notice under section 14(8)(b)(i) of the NSIA to conduct a full national security assessment of the Transaction:

(aa)	the Secretary of State having given a final notification under section 26(1)(b) of the NSIA that no further action will be taken in relation to the Transaction; or

(bb)	the Secretary of State having made a final order under section 26(1)(a) of the NSIA, which permits the Transaction to be completed subject to the provisions of such final order (and, to the extent relevant, all conditions, provisions or obligations contained in such final order necessary for completion of the proposed investment having been satisfied or complied with)

(the NSIA Condition);

(b)	receipt by the Buyer of clearance (Freigabe) under German Foreign Direct Investment Laws in respect of the Transaction or confirmation, on terms satisfactory to the Buyer, that clearance under German Foreign Direct Investment Laws is not required in respect of the Transaction, or the lapse of any applicable decision deadline applicable to the Regulatory Authority without this Regulatory Authority having issued a decision prohibiting the Transaction resulting in a (fictive) clearance of the Transaction (the German FDI Condition); and

(c)	the Seller providing written confirmation to the Buyer that it has:

(i)	notified each counterparty to a Material Contract which requires notification under the terms of such Material Contract in the event of a change of control; and

(ii)	obtained the written consent or confirmation from each counterparty to a Material Contract with a right to amend any of the terms or terminate such Material Contract in the event of a change of control, that such counterparty will not exercise any such rights in respect of a change of control in connection with the Transaction (the Material Contract Condition).

Regulatory Conditions

3.2	The Buyer undertakes that the Buyer's Group:

(a)	shall notify the Seller in writing promptly but in any event within two Business Days upon becoming aware that:

(i)	circumstances have arisen that are reasonably likely to result in one or more of the Regulatory Conditions not being satisfied prior to the Long Stop Date together with such reasonable details of the relevant circumstances as are in the Buyer’s possession at the relevant time; and/or

(ii)	any Regulatory Condition has been fulfilled and provide evidence of the same;

(b)	will, in accordance with clause 3.3, make all appropriate notifications and/or submissions with the relevant Regulatory Authority in respect of the Regulatory Conditions as soon as reasonably practicable, within any deadline provided for by the applicable laws;

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(c)	shall make reasonable efforts to procure the satisfaction of the Regulatory Conditions as soon as reasonably practicable; and

(d)	shall not between the date of this agreement and Completion take any action that would have a material adverse effect on the fulfilment of the Regulatory Conditions.

3.3	To the extent permitted by applicable law(s) and any applicable obligations of confidentiality, the Buyer agrees:

(a)	before any material notification, submission or communication to the relevant Regulatory Authority is made, to inform the Seller and allow the Seller a reasonable opportunity to comment on the notification, submission or communication in advance and take reasonable consideration of any comments or suggested amendments that the Seller may have;

(b)	promptly to provide the Seller with copies of all notifications, submissions and communications with the relevant Regulatory Authority or, where the relevant notification, submission or communication has been made orally, with a summary of it;

(c)	to give the Seller reasonable notice of, and the opportunity to participate in, all meetings and material telephone or videoconference calls with the relevant Regulatory Authority and/or any representative of such Regulatory Authority unless prohibited from doing so; and

(d)	keep the Seller promptly and reasonably fully informed as to the progress of any substantive communications, notifications or filings which are made with a view to obtaining the relevant clearance, consent or approval from the relevant Regulatory Authority, save that in relation to all disclosures under this clause 3.3, confidential or commercially sensitive information may be disclosed on a confidential "counsel to counsel" basis only from the Buyer’s Solicitors to the Seller's Solicitors.

3.4	Save for the filings required in connection with the Regulatory Conditions, neither the Buyer nor the Seller shall, in the period between the date of this agreement and Completion, make any filing (including any informal notification, including for the avoidance of doubt any briefing paper) with or to any relevant Regulatory Authority in relation to the Transaction without obtaining the prior written consent of the other party. Each of the Buyer and the Seller acknowledges that, as at the date of this agreement, it has no intention to make any filing in respect of which it would be required to seek the other party's consent under this clause 3.4.

3.5	The Seller:

(a)	will, and will procure that each Group Company will, promptly provide the Buyer with all data and information which the Buyer or its representatives reasonably request for the purposes of procuring the fulfilment of the NSIA Condition and the German FDI Condition; and

(b)	undertakes that it shall not, and it will procure that no Group Company shall, between the date of this agreement and Completion take any action that would have a material adverse effect on the fulfilment of the Regulatory Conditions, save as may be required (i) by law, rule, regulation or any regulatory authority; or (ii) for the performance of its obligations under any contract, agreement or arrangement entered into by a Group Company prior to the date of this agreement and disclosed to the Buyer Group’s external antitrust counsel; or (iii) in an emergency situation with the intention of minimising the effect thereof.

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Material Contract Condition

3.6	The Buyer undertakes to comply with each of the undertakings set out in Part 2 of Schedule 6 on the basis set out therein for the purposes of satisfying the Material Contract Condition as soon as reasonably practicable following the date of this agreement and in any event prior to the Long Stop Date.

3.7	The Seller undertakes to comply with each of the undertakings set out in Part 3 of Schedule 6 on the basis set out therein for the purposes of satisfying the Material Contract Condition as soon as reasonably practicable following the date of this agreement and in any event prior to the Long Stop Date.

General

3.8	The Buyer may by notice in writing to the Seller waive the Conditions contained in clause 3.1(c) in whole or in part. The Conditions contained in clauses 3.1(a) and 3.1(b) may only be waived by both the Seller and the Buyer. For the avoidance of doubt, the NSIA Condition and German FDI Condition may not be waived by the Buyer or the Seller acting alone.

3.9	If all of the Conditions (save for those compliance with which has been waived in accordance with the terms of this agreement) have not been fulfilled on or before the Long Stop Date this agreement shall terminate with effect from that date.

3.10	If this agreement terminates in accordance with clause 3.9 then the obligations of the parties under this agreement, other than under this clause 3.10 and under clauses 13, 14, 18 and 21 to 28 (inclusive) shall automatically terminate save that the rights and liabilities of the parties which have accrued prior to termination shall continue to subsist.

4.	Period to Completion

4.1	The Seller undertakes with the Buyer to exercise all its rights as a shareholder in each of the Companies to procure that each other Group Company shall comply with each of the undertakings set out in Schedule 2 on the basis set out therein.

4.2	The Seller further undertakes to the Buyer that it will procure that during the period from (and including) the date of this agreement to Completion, each Group Company shall:

(a)	operate its business in the ordinary and usual course, and in accordance with all applicable legal and administrative requirements, and so as to maintain the same as a going concern;

(b)	pay creditors due for payment and collect amounts owed from debtors in the ordinary and usual course;

(c)	upon reasonable request, during normal Working Hours on any Business Day, give the Buyer and any person authorised by it, including its professional advisers, access to the Properties and to its books and records (including the right to take copies) for the purposes of monitoring compliance with the provisions set out in this clause 4 and Schedule 2; and

(d)	supply the Buyer and/or its professional advisers with such information concerning the Group as the Buyer or its professional advisers may reasonably require for the purposes of monitoring compliance with the provisions set out in this clause 4 and Schedule 2.

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4.3	If, during the period from (and including) the date of this agreement and Completion, the Seller becomes aware of any circumstances (whether through an act or omission) which, if the Warranties were repeated at Completion, would result in any of the Warranties being inaccurate at Completion, then the Seller will promptly give the Buyer written notice of that event.

4.4	During the period from (and including) the date of this agreement and Completion, the Seller shall:

(a)	prepare monthly management accounts of the Group with reasonable skill and care, having regard to their nature and purpose, and on a basis consistent with the Management Accounts of the Group; and

(b)	as soon as reasonably practicable, and in any event within three weeks of month end, provide the Buyer with a copy of:

(i)	each month’s management accounts of the Group; and

(ii)	upon reasonable request, such supporting evidence the Buyer considers (acting reasonably) to be necessary or appropriate to understand such management accounts.

4.5	The Seller shall, at the Seller’s sole cost:

(a)	provide all reasonable ongoing assistance in connection with the transition of any Shared IT Applications in order to transition the Shared IT Applications, to the extent practicable, to the Group prior to Completion; and

(b)	following Completion until 31 August 2025 (subject to monthly extensions as the Seller and the Buyer, both acting reasonably, may agree), provide full access to any Shared IT Applications which have not been transferred to the Group (or an agreed alternative implemented) on or prior to Completion.

4.6	As soon as reasonably practicable, and in any event within 10 Business Days after the date of this agreement, the Seller and the Buyer shall use all reasonable endeavours to mutually appoint an independent third party to complete a valuation of the relevant Property pursuant to which the German RETT Amount is payable (the Valuation). Such independent third party shall be instructed to determine the Valuation as soon as practicable and the Seller and the Buyer agree that such Valuation (in the absence of fraud or manifest error) shall be final and binding for the calculation of the German RETT Amount.

4.7	As soon as reasonably practicable following the date of this agreement and in any event within 30 calendar days, the Buyer shall deliver to the Seller a written estimate, acting reasonably, stating in good faith the proposed basis for the apportionment in percentage terms of the Consideration between the UK Target Shares and US Target Shares pursuant to clause 2.2 (the Apportionment Percentages). The Seller and the Buyer shall use all reasonable endeavours to reach agreement in writing as to the Apportionment Percentages as soon as reasonably practicable following receipt by the Seller of the written estimate. If the Seller and the Buyer are unable to reach agreement on the Apportionment Percentages within 15 calendar of the receipt by the Seller of the written estimate, the Seller and the Buyer may refer the determination of the Apportionment Percentage to an independent firm of internationally recognised chartered accountants to be agreed upon by the Seller and the Buyer or, failing agreement, to be selected by the President for the time being of the Institute of Chartered Accountants in England and Wales or his deputy (the firm). The firm shall be instructed to determine the Apportionment Percentages as soon as practicable, and the Seller and the Buyer agree that the amount so determined (in the absence of fraud or manifest error) shall be final and binding for the apportionment of Consideration.

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4.8	The terms and conditions of Schedule 11 shall apply to the transfer of and associated treatment and conduct in respect of the Excluded Property.

5.	Completion

5.1	Completion shall take place at the offices of the Seller's Solicitors on the 10th Business Day following the day on which all of the Conditions have been satisfied or waived (or such other venue and/or date as the Buyer and the Seller may agree in writing).

5.2	On Completion:

(a)	the Seller shall deliver or make available to the Buyer:

(i)	transfers in common form relating to all the UK Target Shares being sold duly executed in favour of the Buyer;

(ii)	share certificates (or an indemnity for lost share certificates in the agreed terms) relating to the UK Target Shares;

(iii)	a secretary’s certificate in the agreed terms confirming the administrative error in respect of the share certificate relating to all the US Target Shares, accompanied by stock transfer forms duly executed in favour of the Buyer;

(iv)	letters of resignation of the auditors of each Group Company (if any) in the agreed terms (other than any auditors whom the Buyer may wish to have continue as the auditors of the relevant Group Company);

(v)	letters of resignation of each director and company secretary of each Group Company in the agreed terms (other than any director or secretary whom the Buyer may wish to have continue in office);

(vi)	the certificates of incorporation, statutory books and share certificate books of each Group Company (to the extent not in the possession of a Group Company);

(vii)	a counterpart of the Tax Deed duly executed by the Seller;

(viii)	the duly executed FAA;

(ix)	pay-off letters and deeds of release, in a form satisfactory to the Buyer (acting reasonably), executed by:

(A)	each of the counterparties to the External Debt Agreements, and

(B)	the Seller or any Seller Group Company (as relevant) in respect of each of its intercompany loans in place with any Group Company,

such that all obligations of any Group Company in respect of such agreements and all security affecting any asset of any Group Company shall be discharged (and any security interests granted transferred back to the relevant Group Company) on Completion; and

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(x)	a valid and duly executed certificate, dated as of the Completion, signed by US Target, substantially in the form provided for in Treasury Regulation sections 1.1445-2(c)(3) and 1.897-2(h), certifying that (i) US Target is not, and has never been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, and (ii) the Shares do not, and have not during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, constitute “United States real property interests” within the meaning of Section 897(c)(1) of the Code and the Treasury Regulations thereunder, together with a notice to the IRS prepared in accordance with Treasury Regulation Section 1.897-2(h)(2), and on the agreed terms, and a valid and duly executed Internal Revenue Service Form W-8 from the Seller to the Buyer.

(b)	the Seller shall procure the passing of board resolutions of each Group Company:

(i)	(in the case of each of the Companies)

(A)	sanctioning for registration (subject where necessary to due stamping) the transfers in respect of the relevant Shares; and

(B)	authorising the delivery to the Buyer of each share certificate in respect of the relevant Shares;

(ii)	accepting the resignations referred to in clauses 5.2(a)(iv) and 5.2(a)(v), to the extent relevant;

(iii)	resolving that the registered office of the UK Target and NW Total Engineered Solutions Ltd. be changed to such address as the Buyer nominates to be the registered office; and

(iv)	appointing such persons as the Buyer nominates to be directors and/or a company secretary of each Group Company;

(c)	the Buyer shall:

(i)	pay the Completion Payment to the Seller by electronic transfer to the Seller's Account for same day value (and the receipt of the SWIFT confirmations of the transfer of such sum in the Seller's Account shall be good discharge to the Buyer of its obligation to pay such sum to the Seller in respect of the Shares);

(ii)	procure that the Group Companies repay to the Seller their respective portions of the Net Intercompany Balance Amount (net of any applicable withholding or deduction for or on account of Tax) by electronic transfer to the Seller's Account for same day value (and the receipt of the SWIFT confirmations of the transfer of such amount in the Seller's Account shall be good discharge to the Buyer of its obligation to procure that the Companies pay the Net Intercompany Balance Amount and good discharge of each of the Group Companies of its obligations to pay any amounts owed to the Seller’s Group);

(iii)	procure that the Group Companies repay to the Seller their respective portions of the Group Charges Amount (net of any applicable withholding or deduction for or on account of Tax) by electronic transfer to the Seller's Account for same day value (and the receipt of the SWIFT confirmations of the transfer of such amount in the Seller's Account shall be good discharge to the Buyer of its obligation to procure that the Group Companies pay the Group Charges Amount and good discharge of each of the Group Companies of its obligations to pay any amounts owed to the Seller’s Group);

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(iv)	procure the payment and cancellation by the relevant Group Companies of (or pay on their behalf) the External Debt Repayment Amount in accordance with the terms of the External Debt Agreements;

(v)	procure that the relevant Group Companies shall, on behalf of the Seller, pay the relevant Transaction Bonus amounts to the relevant individuals (each as set out in Schedule 10) through the relevant Group Companies’ payroll system;

(vi)	deliver or make available to the Seller a counterpart of the Tax Deed duly executed by the Seller; and

(vii)	deliver or make available to the Seller a copy of the W&I Insurance Policy confirming that clause 9.2(a) has been complied with.

5.3	If the obligations of the Seller or the Buyer are not complied with on Completion, the Buyer (if it is not in default) or the Seller (if it is not in default) may by means of a notice in writing served on the other in accordance with clause 26 of this agreement:

(a)	either:

(i)	defer Completion to a date not more than 14 days after Completion was otherwise due to have taken place but for the said default (and so that the provisions of this clause 5, apart from this clause 5.3(a), shall apply to Completion as so deferred); or

(ii)	proceed to Completion so far as practicable (without prejudice to its rights hereunder); and

(b)	if:

(i)	Completion has been deferred under sub-paragraph (a)(i) above;

(ii)	the periods of deferral thereunder are not in aggregate less than 28 days after Completion was otherwise first due to have taken place; and

(iii)	the periods of deferral have elapsed without each such obligation of the Buyer or the Seller (as applicable) having been complied with,

the Buyer (if it is not in default) or the Seller (if it is not in default) may terminate this agreement without prejudice to the rights and liabilities which accrued prior to termination which shall continue to subsist including those under this clause 5.3 and clauses 13, 14, 18 and 21 to 28 (inclusive).

5.4	The Seller acknowledges that, immediately following Completion until such time as the transfer(s) of the Shares have been registered in the register of members of each of the Companies, the Seller will hold those Shares registered in its name on trust for and as nominee for the Buyer or its nominees and undertakes to hold all dividends and distributions and exercise all voting rights available in respect of those Shares in accordance with the directions of the Buyer or its nominees.

5.5	If the Seller is in breach of the undertakings contained in clause 5.4 the Seller irrevocably authorises the Buyer to appoint some person or persons to execute all instruments or proxies (including consents to short notice) or other documents which the Buyer or its nominees may reasonably require and which may be necessary to enable the Buyer or its nominees to attend and vote at general meetings of the Companies and to do any thing or things necessary to give effect to the rights contained in clause 5.4.

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6.	Seller's Group guarantees

6.1	The Buyer undertakes to use its reasonable endeavours to procure the release as soon as reasonably practicable following Completion, and in any event within 12 months following Completion, of the Seller and each other member of the Seller's Group from all obligations and liabilities under the Seller's Group Guarantees.

6.2	Where the Buyer has not fulfilled its obligations pursuant to clause 6.1 in full by the date set forth in that clause, the Seller may, with prior written notice to the Buyer, take such action as it shall deem reasonably necessary in order to procure the release of the Seller or the relevant member of the Seller's Group from any Seller's Group Guarantees and any costs or expenses reasonably and properly incurred in effecting such release shall be for the account of the Buyer.

6.3	With immediate effect from Completion, the Buyer covenants to pay to the Seller on demand and on an after Tax basis within 10 Business Days of such demand an amount equal to all costs, losses, expenses, claims, demands, actions, penalties, fines, proceedings, payments and damages which may be suffered by, incurred, made or brought against the Seller or any other member of the Seller's Group, whether directly or indirectly, in relation to the Seller's Group Guarantees (whether or not drawn down or required to be performed) including any loss, liability, cost, claim or demand reasonably and properly incurred by the Seller or any other member of the Seller's Group as a result of defending or settling any allegation of such a liability.

6.4	The Buyer confirms that, as at the date of this agreement, it is not aware of any facts, matters or circumstances, that could reasonably be expected to prevent the Buyer from complying with its obligations under this clause 6, and undertakes to notify the Seller promptly if it becomes aware of any such fact, matter or circumstance.

7.	Leakage

7.1	The Seller (i) warrants to the Buyer that in the period commencing on the day immediately following (and including) the Locked Box Date and ending on the date of this agreement, there has been no Leakage to, or for the benefit of, the Seller or any its Related Persons; and (ii) undertakes that during the period commencing on (and including) the date of this agreement and ending on Completion, no Leakage will occur to, or for the benefit of, the Seller or any its Related Persons.

7.2	In the event of any Leakage between (but excluding) the Locked Box Date until (and including) Completion (and subject to written notification to the Seller in accordance with clause 7.3) then the Seller shall on demand by the Buyer pay to the Buyer within 10 Business Days of such demand an amount in cash equal to such Leakage (on an after-Tax basis) received or waived by the Seller or its Related Persons.

7.3	The Seller shall not be liable for any Claim under clause 7.2 or clause 7.5 unless a notice of such Leakage is given by the Buyer to the Seller within six months following Completion.

7.4	A Claim under clause 7.2 shall be the sole remedy available to the Buyer arising (directly or indirectly) from a breach of clause 7.1.

7.5	Prior to Completion, the Seller undertakes to notify the Buyer promptly in writing after becoming aware of any Leakage.

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7.6	If, and to the extent that, prior to Completion, the Buyer and the Seller agree:

(a)	that any Leakage has occurred; and

(b)	the amount of such Leakage (the Agreed Leakage Amount),

then the Completion Payment payable by the Buyer on Completion shall be reduced by the Agreed Leakage Amount, which shall discharge in full and final settlement of the Seller’s obligation to make payment of such Agreed Leakage Amount pursuant to this clause 7 to the extent of the reduction.

8.	Warranties and limitations

8.1	The Buyer warrants to the Seller, as at the date of this agreement, and as at the Completion Date, by reference to the facts and circumstances then existing, that:

(a)	it has full power to enter into and perform and has obtained all corporate authorisations and save for the Conditions all other applicable governmental, statutory, regulatory or other consents, approvals, licences, waivers or exemptions required to empower it to enter into and to perform its obligations under this agreement and each document to be executed by it at or before Completion;

(b)	it is a limited company duly organised and validly existing under the laws of its country of incorporation and has been in continuous existence since incorporation;

(c)	it is not for the purposes of section 123 of the Insolvency Act 1986 deemed to be unable to pay its debts (on the basis that the words "proved to the satisfaction of the court" are deemed to be omitted from sections 123(1)(e) and 123(2) of that Act);

(d)	it will at Completion have immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to meet its obligation under clause 5.2(c)(i); and

(e)	its obligations in the Transaction Documents to which it is or will be a party and the completion of the transactions contemplated hereby are enforceable in accordance with their terms.

8.2	The Seller warrants to the Buyer in the terms of the Fundamental Warranties as at the date of this agreement and as at the Completion Date by reference to the facts and circumstances then existing. The Seller warrants to the Buyer in the terms of the Business Warranties as at the date of this agreement.

8.3	Each of the Warranties shall be construed as a separate warranty, and (unless expressly provided to the contrary) shall not be limited by the terms of any of the other Warranties.

8.4	Any Warranty expressed to be given "so far as the Seller is aware" or otherwise qualified by reference to the knowledge of the Seller shall be limited to the actual knowledge (and expressly excluding from that expression any constructive or imputed knowledge) at the date of this agreement of the following individuals: Martin Rowland, David White, Andrew Clitheroe and Stephen Scott, having made enquiries including, but not limited to, enquiries of the following individuals: Claudia Reich, Sean Saunders and Erich Keszler.

8.5	Where any Warranty is qualified by reference to materiality (including, without limitation, the phrase "in all material respects") such reference shall, unless specified to the contrary, be construed as a reference to materiality in the context of the Group as a whole.

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8.6	The liability of the Seller under this agreement and each other Transaction Document shall be limited if and to the extent that the limitations set out in Schedule 4 apply.

8.7	The Buyer undertakes and agrees (on behalf of itself and as trustee on behalf of its Related Persons) to the Seller for itself and for each of the Seller's Related Persons that (in the absence of fraud) the Buyer:

(a)	has no rights against; and

(b)	may not make any claim against,

any employee, director, agent, officer or adviser (except to the extent such adviser has entered into a reliance letter with the Buyer) of the Seller's Group or the Group or any of their Related Persons on whom it may have relied before agreeing to any term of, or entering into, this agreement or any other agreement or document referred to herein.

8.8	The Seller shall not be liable in respect of any claim under the Warranties to the extent that the circumstances giving rise thereto are Disclosed in the Disclosure Letter.

9.	W&I Insurance Policy

9.1	It is acknowledged that the Buyer or an affiliate thereof has conditionally bound the W&I Insurance Policy on or prior to the Closing Date. The premiums, brokerage commissions, underwriting fees and taxes due and payable pursuant to the terms of the W&I Insurance Policy shall be solely borne by the Buyer or an affiliate thereof.

9.2	The Buyer undertakes to the Seller that:

(a)	The W&I Insurance Policy contains a waiver of, and an agreement not to exercise, any and all rights of subrogation against the Seller, any other member of the Seller's Group and each of their respective directors, officers, and employees, save in respect of any claim under the W&I Insurance Policy arising by reason of the fraud or fraudulent misrepresentation on the part of the Seller or any other member of the Seller's Group (the Subrogation Waiver); and/or

(b)	it shall not amend, vary or waive the Subrogation Waiver without the prior written approval of the Seller; and/or

(c)	it will not amend, modify or otherwise change, terminate or waive any provision of the W&I Insurance Policy in any manner that would reasonably be expected to increase or expand the ability or rights of the W&I Insurer to bring an action against, or otherwise seek recourse from the Seller without the prior written consent of the Seller.

9.3	The Buyer acknowledges and agrees, that (other than to the extent that a relevant claim under the Business Warranties arises out of fraud or fraudulent misrepresentation by the Seller):

(a)	the sole recourse, remedy and right of recovery available to the Buyer for a W&I Claim, except to the extent of £1, will be a claim against the W&I Insurer pursuant to the W&I Insurance Policy; and

(b)	the limitations in clause 9.3(a) and Schedule 4 (including the monetary caps referred to in paragraph 1 of Schedule 4) shall apply notwithstanding any subsequent non-payment under the W&I Insurance Policy in accordance with the terms thereof or insolvency of the underwriters of the W&I Insurance Policy or any vitiation, expiry or termination of the W&I Insurance Policy for any other reason whatsoever, or if the W&I Insurance Policy is not otherwise effective or has not come into force.

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9.4	The Buyer undertakes and agrees to seek to recover any loss that a Group Company incurs under the Business Purchase Agreement first (if applicable) by way of a claim against the W&I Insurer pursuant to the W&I Insurance Policy prior to it or a Group Company seeking any remedy it may have under the Business Purchase Agreement against the Seller or any other member of the Seller's Group.

10.	Reorganisation

The Seller covenants to pay to the Buyer on demand within 10 Business Days of a valid Claim from the Buyer, an amount equal to any and all Tax, damages and costs suffered or reasonably incurred by the Buyer and the Buyer’s Group (including the Group) as a result of the Reorganisation.

11.	Pension Scheme

The Seller covenants to pay to the Buyer on demand an amount equal to any and all Losses suffered or incurred by the Buyer and the Buyer’s Group (including the Group) after Completion arising as a result of any Group Company having or previously having had any liability or responsibility to the Defined Benefit Pension Scheme. For the avoidance of doubt, the limitations set out in clause 8 and paragraphs 1.1 and 1.2 of Schedule 4 shall not apply to any Claim in relation to the Seller’s liability under this clause 11.

12.	Protection of goodwill

12.1	For the purposes of this clause 12 only, references to Seller's Group mean the Seller and its subsidiaries and subsidiary undertakings from time to time (which excludes, with effect from Completion, the Group).

12.2	The Seller undertakes to the Buyer (for itself and as trustee for each member of the Group) that it will procure that no member of the Seller's Group will directly or indirectly:

(a)	for a period of three years from Completion carry on, or be engaged or concerned or interested in any business operating within the United Kingdom, United States of America or Germany competing with any of the businesses carried on by the Group at or in the 12 months prior to Completion;

(b)	during the period of three years from Completion solicit the custom of any person in respect of goods or services competitive with those supplied by the Group prior to Completion, such other person (or their agents) having been a client or customer of the Group in respect of such goods or services in the 12 months prior to Completion; nor

(c)	during the period of two years from Completion solicit the services of, or endeavour to entice away or employ, engage or hire from the Group any director, employee or consultant of any member of the Group (whether or not such person would commit any breach of his contract of employment or engagement by reason the service of such company).

12.3	The Seller agrees that the undertakings contained in this clause 12 are reasonable and are entered into for the purpose of protecting the goodwill and confidential Know-How of the business of each member of the Group and that accordingly the benefit of the undertakings may be assigned by the Buyer and its successors in title without the consent of the Seller.

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12.4	Each undertaking contained in this clause 12 is and shall be construed as separate and severable and if one or more of the undertakings is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade or unenforceable in whole or in part for any reason the remaining undertakings or parts thereof, as appropriate, shall continue to bind the Seller.

12.5	If any undertaking contained in this clause 12 shall be held to be void but would be valid if deleted in part or reduced in application, such undertaking shall apply with such deletion or modification as may be necessary to make it valid and enforceable. Without prejudice to the generality of the foregoing, in such circumstances, any relevant period of time (as the same may previously have been reduced by virtue of this clause 12.4) shall take effect as if reduced by successive month periods until the resulting period shall be valid and enforceable.

12.6	Nothing in clause 12.1 shall prevent or restrict any member of the Seller's Group from:

(a)	carrying on or being engaged in or economically interested in the Chirton Business or any reasonable extension or development thereof;

(b)	trading with its existing customers or suppliers or any future customers or suppliers provided it does not do so in direct competition with the acquired business;

(c)	holding (directly or indirectly) five per cent or less of any class of securities which are listed or dealt in on a recognised investment exchange; and / or

(d)	employing or engaging any person who responds to a bona fide recruitment advertisement (not being an advertisement targeted specifically at the person concerned), or who contacts the Seller's Group on his or her own initiative, or whose employment or engagement with the Group has ceased, provided that such response, contact or cessation was not solicited or induced by the Seller's Group.

13.	Confidential information

13.1	Subject to clause 13.3, the Seller undertakes to the Buyer with immediate effect from Completion that it will not, and it shall procure that each other member of the Seller's Group will not, use or disclose to any person any information (a) relating to any Group Company's business or financial or other affairs except in accordance with arrangements made under the Transaction Documents and (b) provided to the Seller or any member of the Seller's Group by or on behalf of the Buyer or otherwise obtained in connection with this agreement relating to the Buyer's Group or the business of the Buyer's Group (in either case, Buyer Confidential Information).

13.2	Subject to clause 13.3, the Buyer undertakes to the Seller with immediate effect from Completion that it will not, and it shall procure that each other member of the Buyer's Group will not, use or disclose to any person any information provided to the Buyer or any of its Related Persons by or on behalf of the Seller or otherwise obtained in connection with this agreement relating to the Seller's Group or the business of the Seller's Group (Seller Confidential Information);

13.3	Clause 13.1 does not apply to:

(a)	disclosure of Buyer Confidential Information to or at the written request of the Buyer;

(b)	use or disclosure of Buyer Confidential Information required to be disclosed by law, rule, requirement or regulation, or at the request of any regulatory or governmental authority or stock exchange to which any member of the Seller's Group is subject (including, without limitation, the London Stock Exchange and the FCA), including for the purposes of preparing the submissions required for satisfaction of the NSIA Condition and the German FDI Condition;

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(c)	disclosure of Buyer Confidential Information to any Taxation Authority at its written request;

(d)	disclosure of Buyer Confidential Information to advisers on a confidential basis for the purpose of advising the Seller or any other member of the Seller's Group; or

(e)	Buyer Confidential Information which is in the public domain when it is first disclosed or which subsequently enters the public domain other than by a breach of clause 13.1 by the Seller or any member of the Seller's Group.

13.4	Clause 13.2 does not apply to:

(a)	disclosure of Seller Confidential Information to or at the written request of the Seller;

(b)	use or disclosure of Seller Confidential Information required to be disclosed by law, rule, requirement or regulation, or at the request of any regulatory or governmental authority or stock exchange to which any member of the Buyer's Group is subject, including for the purposes of preparing the submissions required for satisfaction of the NSIA Condition and the German FDI Condition;

(c)	disclosure of Seller Confidential Information to any Taxation Authority at its written request;

(d)	disclosure of Seller Confidential Information to advisers on a confidential basis for the purpose of advising the Buyer or any other member of the Buyer's Group;

(e)	Seller Confidential Information which is in the public domain when it is first disclosed or which subsequently enters the public domain other than by a breach of clause 13.2 by the Buyer or any member of the Buyer's Group; or

(f)	disclosure made by the Buyer or any other member of the Buyer’s Group to its direct or indirect investors (including any shareholder and/or partner and those persons whom such party reasonably believes are likely to become a direct or indirect investor, subject to such persons owing a duty of confidentiality to the Buyer in respect of the Seller Confidential Information) together with their and their investors’ directors, officers, advisors or agents provided that such information is disclosed on a strictly confidential basis.

13.5	In addition, the Buyer will, and will advise each of its Related Persons that, it must act in relation to the Transaction and any Seller Confidential Information in compliance with the prohibitions on insider dealing and unlawful disclosure and all other forms of market abuse, whilst inside information is not in the public domain.

13.6	The parties agree that any confidentiality agreement entered into between a member of the Seller’s Group and a member of the Buyer’s Group in respect of the Companies shall be terminated with effect from Completion.

14.	Announcements

No party shall disclose the making of this agreement or its terms or the existence or the terms of any other agreement referred to in this agreement (except those matters set out in the Transaction Announcement or any other press release in the agreed terms) without the prior consent of, in the case of disclosure by a Seller, the Buyer or, in the case of disclosure by the Buyer, the Seller unless disclosure is:

(a)	to its professional advisers on a confidential basis;

(b)	required by a party to enforce its rights under this agreement;

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(c)	to its Related Persons who reasonably need to know such matters, on a confidential basis;

(d)	by the Buyer or any other member of the Buyer’s Group to its direct or indirect investors (including any shareholder and/or partner and those persons whom such party reasonably believes are likely to become a direct or indirect investor, subject to such persons owing a duty of confidentiality to the Buyer in respect of the Seller Confidential Information) together with their and their investors’ directors, officers, advisors or agents provided that such information is disclosed on a strictly confidential basis; or

(e)	required by law or the rules and requirements of any regulatory body or any applicable or investment or stock exchange, including (without limitation) the London Stock Exchange, the Financial Conduct Authority and the Panel on Takeovers and Mergers and disclosure shall then only be made by that party (the Disclosing Party), to the extent legally permitted and where reasonably practicable:

(i)	after it has taken all such steps as may be reasonable in the circumstances to agree the contents of such announcement with:

(A)	where the Disclosing Party is the Buyer, the Seller; or

(B)	where the Disclosing Party is the Seller, the Buyer,

before making such announcement and provided that any such announcement shall be made only after notice to the Seller (where the Buyer is the Disclosing Party) or the Buyer (where the Seller is the Disclosing Party); and

(ii)	to the person or persons and in the manner required by law or such regulatory body or as otherwise agreed between the parties.

15.	Tax gross-up

15.1	All sums payable under this agreement shall be paid free and clear of all deductions or withholdings unless the deduction or withholding is required by law. Notwithstanding anything to the contrary in this agreement, any compensatory amounts payable pursuant to or as contemplated by this agreement with respect to the sale of the U.S. Target shall be remitted to the applicable payor for payment to the applicable person through regular payroll procedures of the U.S. Target or its Subsidiaries, as applicable.

15.2	If the payer is required by law to make a deduction or withholding in respect of any sum payable to the recipient under this agreement, other than (i) the Consideration payable, (ii) any amounts representing interest, or (iii) any compensatory amounts (and to the extent any such amount is deducted or withheld, such amounts shall be deemed for all purposes of this agreement to have been paid and delivered to the person in respect of which such deduction or withholding was made), the payer shall, at the same time as the sum which is the subject of the deduction or withholding is payable, make a payment to the recipient of such additional amount as shall be required to ensure that the amount received by the recipient will equal the full amount that would have been received by it had no such deduction or withholding been required to be made, provided that if a party shall have transferred (for the avoidance of doubt, by whatever means, including by way of a declaration of trust or anything that amounts in substance to a transfer) the benefit in whole or in part of this agreement or shall have changed its tax residence or the permanent establishment to which the rights under this agreement are allocated then the liability of the party making such payment under this clause 15.2 shall be limited to that (if any) which it would have been had no such transfer or change taken place.

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15.3	If any payment made under this agreement pursuant to an indemnity, compensation or reimbursement provision will be or has been subject to Tax (or would have been subject to Tax but for the availability of a Relief) the payer shall on demand pay to the recipient the amount (after taking into account Tax payable in respect of the amount or Tax which would have been payable but for the availability of such Relief) that will ensure that the recipient receives and retains a net sum equal to the sum it would have received had the payment not been subject to Tax (ignoring for this purpose the availability of any Relief in respect of such Tax) provided that if a party shall have transferred (for the avoidance of doubt, by whatever means, including by way of a declaration of trust or anything that amounts in substance to a transfer) the benefit in whole or in part of this agreement or shall have changed its tax residence or the permanent establishment to which the rights under this agreement are allocated then the liability of the party making such payment under this clause 15.3 shall be limited to that (if any) which it would have been had no such transfer or change taken place.

15.4	Clause 15.3 shall not apply:

(a)	to Tax attributable to a payment being properly treated as an adjustment to the Consideration under the terms of this agreement; or

(b)	if and to the extent that the amount of the indemnity, compensation or reimbursement payment has already been adjusted to take account of the Tax that is or will be charged on receipt or relief that is or will be available in respect of the matter giving rise to the payment.

15.5	To the extent that any deduction, withholding or Tax in respect of which an additional amount has been paid under clause 15.2 or clause 15.3 results in the recipient obtaining a Relief, the recipient shall pay to the payor, within 10 Business Days of obtaining and utilising the benefit of the Relief, an amount equal to the lesser of the benefit from utilising the Relief and the additional sum paid under clause 15.2 or clause 15.3 (as applicable).

16.	Section 338(g) election

16.1	The Buyer may, at its sole discretion, make an election under Section 338(g) of the Code with respect to the Buyer’s purchase of the stock of the UK Target pursuant to this agreement. The Seller shall (and shall cause their affiliates to) take all action requested by the Buyer to facilitate such an election. If the Buyer makes such an election, following the Completion, the Buyer shall prepare an allocation of the purchase price for U.S. federal income tax purposes, and the Seller shall be bound by such allocation for all U.S. federal income tax reporting purposes.

17.	Assignment

No party shall be entitled to assign, transfer or create any trust in respect of the benefit or burden of any provision of this agreement without the prior written consent of, in the case of assignment by a Seller, the Buyer or, in the case of assignment by the Buyer, the Seller save that:

(a)	this agreement and the benefits arising under it may be assigned in whole or in part by the Buyer to any member of the Buyer's Group to whom the Buyer transfers any of the Shares (provided that if such assignee ceases to be a member of the Buyer's Group, this agreement and the benefits arising under it shall be deemed automatically by that fact to have been retransferred to the Buyer immediately before the assignee ceases to be a member of the Buyer's Group); and

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(b)	this agreement and the benefits arising under it may be assigned or charged in whole or in part by the Buyer to its financial lenders or banks as security for any financing or refinancing or other banking or related facilities in respect of or in connection with any transactions contemplated by this agreement and such benefits may further be assigned to any other financial institution by way of security for the borrowings made under such agreement or to any person entitled to enforce any such security, provided that, in the case of an assignment pursuant to either sub-clause (a) or (b) above, the liability of any party to such an assignee shall not be greater than it would have been had such an assignment not taken place, and all the rights, benefits and protections afforded to a party shall continue to apply to the benefit of that party as against the assignee as they would have applied as against the person who is a party to this agreement.

18.	Costs

18.1	Except for any Permitted Leakage and unless expressly otherwise provided in this agreement each of the parties shall bear its own legal, accountancy and other costs, charges and expenses connected with the sale and purchase of the Shares and the negotiation, execution and implementation of the Transaction Documents.

18.2	The Buyer is solely responsible for any stamp duty (or other similar transfer tax (but for the avoidance of doubt, without prejudice to the Consideration being reduced by the German RETT Amount)) that is payable on or in relation to this agreement or the other Transaction Documents, the Transaction and any instrument contemplated by this agreement or the other Transaction Documents.

19.	Effect of completion

The terms of this agreement (insofar as not performed at Completion and subject as specifically otherwise provided in this agreement) shall continue in force after and notwithstanding Completion.

20.	Post-completion undertakings

20.1	The Buyer acknowledges that the Seller may need access from time to time after Completion for Tax, legal, regulatory or accounting purposes to certain accounting, Tax and other records and information held by the members of the Group to the extent such records and information pertain to events occurring prior to Completion and, accordingly, the Buyer agrees that it shall, and shall cause the Group to:

(a)	properly retain and maintain such records for seven years after Completion; and

(b)	upon being given reasonable notice by the Seller and during Working Hours and subject to the Seller giving such undertaking as to confidentiality as the Buyer shall reasonably require, allow the Seller and their respective officers, employees, agents, auditors and representatives (at the expense of the relevant Seller) to inspect, review and make copies of such records and information for and only to the extent necessary for that purpose; and

(c)	upon reasonable request, be given reasonable access to any employee or officer of any Group Company (and within five Business Days of a request for such reasonable access) during Working Hours in connection with obtaining the relevant accounting, Tax or other records and information held by such employee or officer.

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20.2	Following Completion, the Buyer shall procure that:

(a)	as soon as reasonably practicable and in any event within 20 Business Days after (but excluding) the Completion Date, the name of any Group Company which consists of or incorporates "Carr's" and/or "Carr's Group" or anything which in the reasonable opinion of the Seller is confusingly similar to "Carr's", is changed to a name which does not include "Carr's" or any name confusingly similar thereto;

(b)	as soon as reasonably practicable and in any event within 180 days after (but excluding) the Completion Date (the De-branding Period), the Group shall:

(i)	cease to use the signs "Carr's", "Carr's Group" and/or the Carr's Group logo (the Retained Brands);

(ii)	cease to use any asset which consists of or incorporated a Retained Brand including any registered or unregistered trading name, trade mark, logo and/or domain name of the Seller's Group and/or email address used by any member of the Seller's Group (the Retained Brand Assets);

(iii)	delete or otherwise remove the Retained Brands from existing sales literature, advertisements, stationery, buildings, websites, signage, vehicles or any other property or assets of the Group and, where appropriate, permanently destroy materials which display a Retained Brand; and

(iv)	destroy or delete from existing sales literature and stationery or buildings, signage or vehicles the name "Carr's", "Carr's Group" and the Carr's Group logo;

(c)	without prejudice to sub-clauses (a) to (b), during the De-branding Period, the Buyer:

(i)	may only use the Retained Brands and the Retained Brand Assets in the manner used by the Seller's Group in the ordinary course of business in the six months immediately prior to Completion; and

(ii)	shall not do anything which, in the reasonable opinion of the Seller's Group, may harm, reduce the distinctiveness of or otherwise adversely affect the reputation of the Retained Brands and/or the Retained Brand Assets.

20.3	The Seller acknowledges that it is responsible for the settlement of any option or awards granted under any of the LTIPs in accordance with the terms of such LTIPs to a current or former employee, director or contractor of a Group Company (such persons being the LTIP Beneficiaries) (Relevant Awards).

20.4	Subject to Completion, the Seller undertakes to the Buyer to pay to the Buyer by way of adjustment of the Consideration an amount equal to the LTIPs Amount, but only the extent that such amount exceeds the LTIPs Amount notified pursuant to clause 2.20.

20.5	In the event that any of the Relevant Awards are required to be settled in cash, the Buyer undertakes to procure that the relevant Group Company shall apply LTIPs Amount (and any other amounts received pursuant to clause 20.4(a)(i)) to the satisfaction in full of payments due to LTIP Beneficiaries in connection with the Transaction.

21.	Further assurances

Each of the parties shall from time to time upon request from any other party do or procure the doing of all acts and/or execute or procure insofar as each is reasonably able the execution of all such documents and in a form reasonably satisfactory to the party concerned for the purpose of transferring to the Buyer the Shares and otherwise giving the other parties the full benefit of this agreement.

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22.	Entire agreement

22.1	Each party on behalf of itself and as agent for each of its Related Persons acknowledges and agrees with each other party (each such party acting on behalf of itself and as agent for each of its Related Persons) that:

(a)	the Transaction Documents constitute the entire and only agreement between the parties and their respective Related Persons relating to the subject matter of the Transaction Documents;

(b)	neither it nor any of its Related Persons has been induced to enter into any Transaction Document in reliance upon, nor have they been given, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever other than as are expressly set out in the Transaction Documents and, to the extent that any of them has been, it (acting on behalf of itself and as agent on behalf of each of its Related Persons) unconditionally and irrevocably waives any claims, rights or remedies which any of them might otherwise have had in relation thereto; and

(c)	save for circumstances in which clause 5.3(b) applies, the only remedies available to it in respect of the Transaction Documents (and, where appropriate, to its Related Persons) are damages for breach of contract and, for the avoidance of doubt, neither it (nor its Related Persons, where appropriate) has any right to rescind or terminate any Transaction Documents either for breach of contract or for negligent or innocent misrepresentation or otherwise, provided that the provisions of this clause 22 shall not exclude any liability which any of the parties or, where appropriate, their Related Persons would otherwise have to any other party or, where appropriate, to any other party's Related Persons or any right which any of them may have to rescind this agreement in respect of any statements made fraudulently by any of them prior to the execution of this agreement or any rights which any of them may have in respect of fraudulent concealment by any of them.

22.2	Each of the parties acknowledges to the others, after due and careful consideration, that:

(a)	it is not entering into this agreement in consequence of or in reliance on any unlawful communication (as defined in section 30(1) of the Financial Services and Markets Act 2000) made by any other party or any other party's professional advisers;

(b)	except as expressly provided in this agreement, it is entering into this agreement solely in reliance on its own commercial assessment and investigation and advice from its own professional advisers; and

(c)	the other parties are entering into this agreement in reliance on the acknowledgements given in this clause 22.2.

23.	Variations

This agreement may be varied only by a document signed by or on behalf of the Seller, the Buyer, and the Guarantor.

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24.	Waiver

24.1	A waiver of any term, provision or condition of, or consent granted under, this agreement shall be effective only if given in writing and signed by the waiving or consenting party and then only in the instance and for the purpose for which it is given.

24.2	No failure or delay on the part of any party in exercising any right, power or privilege under this agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

24.3	No breach of any provision of this agreement shall be waived or discharged except with the express written consent of the Seller, the Buyer, and the Guarantor.

25.	Invalidity

If any provision of this agreement is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction:

(a)	the validity, legality and enforceability under the law of that jurisdiction of any other provision; and

(b)	the validity, legality and enforceability under the law of any other jurisdiction of that or any other provision,

shall not be affected or impaired in any way.

26.	Notices

26.1	Any notice, demand or other communication given or made under or in connection with the matters contemplated by this agreement shall be in writing and shall be delivered by hand or by courier or sent by prepaid first class post (air mail if posted to or from a place outside the United Kingdom) or sent by email:

In the case of the Buyer and/or the Guarantor:

13386 International Parkway Jacksonville, Florida 32218 United States

chad.appleby@cadre-holdings.com

Attention: Chad Appleby

Copy to (which shall not constitute notice):

Ropes & Gray International LLP 60 Ludgate Hill London EC4M 7AW

john.newton@ropesgray.com

Attention: John Newton

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In the case of the Seller:

Carr's Group Plc

Warwick Mill Business Centre, Warwick Bridge, Carlisle Cumbria, England CA4 8RR

martinrowland1234@gmail.com

Attention: Martin Rowland

Copy to (which shall not constitute notice):

Ashurst LLP London Fruit & Wool Exchange 1 Duval Square London E1 6PW United Kingdom

harry.thimont@ashurst.com

Attention: Harry Thimont

and shall be deemed to have been duly given or made as follows:

(a)	if delivered by hand or by courier, upon delivery at the address of the relevant party;

(b)	if sent by first class post, two Business Days after the date of posting; and

(c)	if sent by air mail, 10 Business Days after the date of posting; and

(d)	if sent by email, at the time of transmission;

provided that if, in accordance with the above provisions, any such notice, demand or other communication would otherwise be deemed to be given or made after 5.00 p.m. such notice, demand or other communication shall be deemed to be given or made at 9.00 a.m. on the next Business Day.

26.2	A party may notify the other parties to this agreement of a change to its name, relevant addressee or address for the purposes of clause 26.1 provided that such notification shall only be effective:

(a)	on the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any such change has been given.

27.	Counterparts

This agreement may be executed in any number of counterparts which together shall constitute one agreement. Any party may enter into this agreement by executing a counterpart and this agreement shall not take effect until it has been executed by all parties.

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28.	Governing law, jurisdiction and agent for service

28.1	This agreement and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this agreement or its formation (including any non-contractual disputes or claims) shall be governed by and construed in accordance with English law.

28.2	Each of the parties irrevocably agrees that the courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings (Proceedings), and/or to settle any disputes, which may arise out of or in connection with this agreement or its formation and, for these purposes, each party irrevocably submits to the jurisdiction of the courts of England.

28.3	Without prejudice to any other permitted mode of service the parties agree that service of any claim form, notice or other document (Documents) for the purpose of any Proceedings begun in England shall be duly served upon the Buyer and/or the Guarantor if delivered by hand or by courier or sent by recorded or special delivery post (or any substantially similar form of mail), in the case of to Law Debenture Corporate Services Limited, 8th Floor, 100 Bishopsgate, London EC2N 4AG (marked for the attention of Zircaloy Holdings, LLC and/or Cadre Holdings, Inc. (as applicable)) or such other person and address in England or Wales as the Buyer and/or the Guarantor shall notify the Seller in writing or vice versa from time to time.

29.	Third party rights

29.1	Except as expressly provided in this agreement, no person (other than the parties to this agreement) who is given any rights or benefits under this agreement (a Third Party) shall be entitled to enforce those rights or benefits against the parties in accordance with the Contracts (Rights of Third Parties) Act 1999.

29.2	The parties may amend, vary or terminate this agreement in such a way as may affect any rights or benefits of any Third Party which are directly enforceable against the parties under the Contracts (Rights of Third Parties) Act 1999 without the consent of such Third Party.

29.3	Any Third Party entitled pursuant to the Contracts (Rights of Third Parties) Act 1999 to enforce any rights or benefits conferred on it by this agreement may not veto any amendment, variation or termination of this agreement which is proposed by the parties and which may affect the rights or benefits of the Third Party.

30.	Guarantee and Indemnity

30.1	In consideration of the Seller entering into this agreement and the Tax Deed, the Guarantor gives in favour of the Seller the guarantee and indemnity in the terms set out in schedule 9.

30.2	The Guarantor warrants to the Seller in the terms of clauses 8.1(a) I(e) (inclusive other than clause 8.1(d)) both at the date of this agreement and immediately prior to Completion that save that reference in clauses 8.1(Ito (e) (other than clause 8.1(d)) to the Buyer shall be replaced by appropriate references to the Guarantor.

IN WITNESS whereof this agreement has been executed on the date first above written.

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Schedule 1

Particulars relating to the Group

Part 1 – Details of the Companies

Name:	Carr's Engineering Limited
Registered Number:	00426047
Company status:	Private limited company
Country of incorporation:	England and Wales
Registered office:	Warwick Mill Business Centre, Warwick Bridge, Carlisle, Cumbria, England, CA4 8RR
Issued share capital:	40,750 A Ordinary Shares of £1.00 each 9,682,460 Ordinary Shares of £1.00 each
Directors:	Sean Michael Saunders David Andrew White
Secretary (if any):	Paula Robertson
Shareholders:	Carr's Group Plc (100% shareholder)
Auditors:	Grant Thornton UK LLP

Name:	Carr's Engineering (US) Inc.
Registered Number:	6459722
Company status:	Corporation
Country of incorporation:	United States (Delaware)
Registered office:	1209 Orange Steet, Wilmington, DE 19801, County of New Castle
Issued share capital:	100 Common Stock of US$0.01 each
Directors:	Erich Keszler Lisa Donovan David White
Secretary (if any):	Dana Scarfo
Shareholders:	Carr's Group Plc (100% shareholder)
Auditors:	N/A

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Part 2 – Details of the Subsidiaries

Name:	NW Total Engineered Solutions Ltd.
Registered Number:	02953309
Company status:	Private company limited by shares
Country of incorporation:	England and Wales
Registered office:	Warwick Mill Business Centre, Warwick Bridge, Carlisle, Cumbria, England, CA4 8RR
Issued share capital:	10,000 ordinary shares of £1.00 each
Directors:	Sean Michael Saunders David Andrew White
Secretary (if any):	Paula Robertson
Shareholders:	Carr's Engineering Limited (100% shareholding)
Auditors:	N/A

Name:	Wälischmiller Engineering GmbH
Registered Number:	HRB 704007
Company status:	Gesellschaft mit beschränkter Haftung (limited liability company)
Country of incorporation:	Germany
Registered office:	Schießstattweg 16, 88677 Markdorf, Germany
Issued share capital:	EUR 750,000.00 (share no.1 of EUR 25,000; share no. 2 of EUR 725,000)
Directors:	Claudia Reich
Secretary (if any):	N/A
Shareholders:	Carr's Engineering Limited (100% shareholding)
Auditors:	Grant Thornton AG

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Name:	NuVision Engineering, Inc.
Registered Number:	293943
Company status:	Corporation
Country of incorporation:	United States (Pennsylvania)
Registered office:	2403 Sidney St Mail Stop 700 Pittsburgh, PA 15203
Issued share capital:	100 Common Stock of US$0.01 each
Directors:	Erich Keszler Michael Frankle David Lashley Lisa Donovan (non-executive director) Andrew Clitheroe David White
Secretary (if any):	Dana Scarfo
Shareholders:	Carr's Engineering (US), Inc (100% shareholding)
Auditors:	N/A

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Schedule 2

Action Pending Completion

1.	Subject to paragraph 2 of this Schedule 2, each Group Company shall:

(a)	not admit any person as a member (whether by subscription, transfer or transmission);

(b)	not make any changes to its articles of association (or equivalent constitutional documents) or any shareholders’ agreement relating to such Group Company;

(c)	not create, allot, issue, acquire, reduce, repay, repurchase, or redeem any share or loan capital or agree, arrange or undertake to do any of those things, or acquire or agree to acquire an interest in an undertaking;

(d)	not make any change in its share capital or any other security or the grant of any options or rights to subscribe for or convert any instrument into such shares or securities;

(e)	except in the ordinary course of business and on an arms’ length basis, not make any loan or advance to any person other than to a Group Company;

(f)	operate its business in the usual way so as to maintain that business as a going concern and not make a material change in the nature of the organisation of its business or discontinue or cease to operate all or a material part of its business;

(g)	not acquire or dispose of, or agree to acquire or dispose of, an asset, business or undertaking except in the usual course of its trade or assume or incur, or agree to assume or incur, a liability, obligation or expense (actual or contingent) except in the usual course of its trade,

(h)	not enter into any legal partnership or joint venture with any person;

(i)	not make, or agree to make, capital expenditure exceeding in aggregate and determined on a Group wide basis which exceeds the budgeted capital expenditure amount by more than in total £100,000 in case of any single item;

(j)	not declare, pay or make a dividend or other distribution;

(k)	not pass a shareholders' resolution;

(l)	except in the usual course of its trade, not create, or agree to create, an Encumbrance over an asset or redeem, or agree to redeem, an existing Encumbrance over an asset;

(m)	not acquire any freehold or leasehold property nor renew any tenancy, nor enter into any lease or licence, and in relation to each of the Group's Properties:

(i)	not change its existing use;

(ii)	not terminate, or give a notice to terminate, a lease, tenancy or licence;

(iii)	not apply for consent to do something requiring consent under a lease, tenancy or licence;

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(iv)	not grant or refuse an application by a tenant, licensee or occupier to do something requiring its consent under a lease, tenancy or licence;

(v)	not agree a new rent or fee payable under a lease, tenancy or licence;

(n)	except in the usual course of its trade, not enter into a long-term, onerous or unusual agreement, arrangement or obligation which is material in the context of any of the Group Companies;

(o)	other than in the ordinary course of business and consistent with past practice, not amend or terminate or renew any Material Contract;

(p)	not amend or waive, or agree to amend or waive, the terms of its borrowing or indebtedness in the nature of borrowing (including finance leases and intercompany loans) or create, incur, or agree to create or incur, any borrowing or indebtedness in the nature of borrowing (including finance leases and intercompany loans), except in the usual course of its trade;

(q)	except in the usual course of its trade, not give, or agree to give, or increase or extend and liability under, a guarantee, indemnity or other agreement to secure, or incur financial or other obligations with respect to, a third party's obligation;

(r)	not start or settle any material litigation or arbitration proceedings or waive a right in relation to any material litigation or arbitration proceedings;

(s)	conduct its business in all material respects in accordance with all applicable legal and administrative requirements in any jurisdiction;

(t)	not make any change to the accounting date of any Group Company or the accounting practices or policies by reference to which the accounts of any Group Company are drawn up;

(u)	maintain its existing insurance policies and pay all sums due under each policy on a timely basis;

(v)	not make or agree to make any change in the conduct of the Tax affairs of any Group Company, including changing any material basis, accounting method, accounting period, policy, or practice relating to Tax or making or changing any material election relating to Tax, including any entity classification election by or in respect of any Group Company;

(w)	prepare or submit any Tax return, computation, election, notice or registration in a manner inconsistent with past practice or amend, retract or re-submit any Tax return, computation, election, notice or registration which has been submitted to a Tax Authority or amend, disclaim or revoke any Relief or any claim, surrender, consent or election relating to Tax which has previously been received or submitted or notified to any Tax Authority or otherwise given effect pursuant to applicable law;

(x)	not settle, compromise, abandon, agree or materially negotiate any litigation, proceeding, dispute or other matter with a Tax Authority or any claim, investigation, examination, audit, enquiry or assessment by a Tax Authority or enter into any closing agreement or other agreement with a Tax Authority, or consent to any extension or waiver of the limitation period relating to Tax, or take any other action outside the ordinary course of business of any Group Company that could reasonably be expected to increase the Tax liability of the Group Companies for any period ending after the Completion, or decrease any Tax attribute of any of the Group Companies after Completion;

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(y)	not change the residence for Tax purposes or create any permanent establishment, branch, agency, fixed place of business or other taxable presence outside of the jurisdiction of residence for Tax purposes of any Group Company;

(z)	not incorporate or otherwise establish, or dissolve, wind-up or liquidate any subsidiary undertaking or effect any hive-up or hive-down or any reorganisation or restructuring;

(aa)	not establish or vary any share option or share incentive scheme or employee share trust or share ownership plan, personal or retirement benefit scheme;

(bb)	other than in connection with the FAA, not amend, or discontinue (wholly or partly) any pension scheme in connected with a member of the Group or communicate to any of the members of any such pension scheme a plan, proposal or intention to amend, exercise a discretion in relation to or discontinue (wholly or partly) any such pension scheme(s) (unless and to the extent that such amendments required by law);

(cc)	other than as required by law or in the course of ordinary course annual salary reviews consistent with past practice, not amend the terms and conditions of employment or engagement of an employee who is entitled to an annual salary (excluding bonus) of £100,000 or more or provide or agree to provide a gratuitous payment or benefit to an employee (or any of their dependents) or terminate (other than for just cause) the employment or engagement of an employee or employ, engage any person who would be deemed an employee; or

(dd)	not grant, sell, assign, licence, abandon or otherwise dispose of, permit the lapse of any of its Intellectual Property or enter into (or agree to enter into) any licence, agreement or arrangement concerning any part of its name or trading names or the goodwill attaching to the same or any other part of its Intellectual Property.

2.	Nothing in paragraph 1 of this Schedule 2 shall restrict or prevent a Group Company from:

(a)	taking any action required in the ordinary course of trading for the performance of its obligations under any contract, agreement or arrangement entered into by a Group Company prior to the date of this agreement;

(b)	undertaking the renewal, extension or restatement of any contract, agreement or arrangement entered into by a Group Company prior to the date of this agreement on substantially similar terms and in the usual course of its trade;

(c)	undertaking any matter expressly contemplated or provided for in a Transaction Document;

(d)	taking any action at the written request, or with the prior written consent, of the Buyer or a member of the Buyer's Group (such consent not to be unreasonably withheld or delayed);

(e)	reasonably undertaking any matter in an emergency situation with the intention of minimising any adverse effect thereof (and of which the Buyer is notified in writing prior to the taking of such action if possible and, if not possible, as soon as possible thereafter); or

(f)	taking any action which it is required to take, or omit to take, as a result of, or in order to comply with, any applicable law or regulation of any governmental authority, Taxation Authority or as necessary to comply with the accounting practice applicable to the relevant Group Company (and of which the Buyer is notified in writing prior to the taking of such action if possible and, if not possible, as soon as possible thereafter); or

(g)	to the extent such action remains outstanding at the date of this agreement, taking any action contemplated by the Reorganisation Steps Paper and/or the Business Purchase Agreement in connection with the Reorganisation.

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Schedule 3

The Warranties

1.	The Seller, the Companies, the Shares and the Subsidiaries

1.1	The Seller

(a)	The Seller is the sole legal and beneficial owner of the UK Target Shares and the US Target Shares and is entitled to sell and transfer the UK Target Shares and the US Target Shares with full title guarantee, in each case free from Encumbrances.

(b)	The Seller has the requisite power and authority to enter into and perform and has obtained all corporate authorisations and save for the Conditions all other applicable governmental, statutory, regulatory or other consents, approvals, licences, waivers or exemptions required to empower it to enter into and to perform its obligations under this agreement and each document to be executed by it at or before Completion.

(c)	The Seller is a public limited company duly organised and validly existing under the laws of its the United Kingdom and has been in continuous existence since incorporation.

(d)	The Seller is not for the purposes of section 123 of the Insolvency Act 1986 deemed to be unable to pay its debts (on the basis that the words "proved to the satisfaction of the court" are deemed to be omitted from sections 123(1)(e) and 123(2) of that Act).

(e)	The Seller's obligations in the Transaction Documents to which it is or will be a party and the completion of the transactions contemplated hereby are enforceable in accordance with their terms.

1.2	Incorporation and existence

(a)	The Companies and each of the Subsidiaries are limited companies duly organised and validly existing under the laws of the countries of their incorporation as set out in Schedule 1 and have been in continuous existence since incorporation.

(b)	The information set out in Schedule 1 is accurate in all material respects.

1.3	The Shares

(a)	The UK Target has not allotted any shares other than the UK Target Shares and the UK Target Shares are fully paid or credited as fully paid.

(b)	The US Target has not allotted any shares other than the US Target Shares and the US Target Shares are fully paid or credited as fully paid.

(c)	There is no Encumbrance in relation to any of the UK Target Shares or any of the US Target Shares.

(d)	Other than this agreement, or as set out in the articles of association of the Companies, there is no agreement, arrangement or obligation requiring the allotment, sale, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, sale, transfer, redemption or repayment of, a share in the capital of the Companies (including an option or right of pre-emption or conversion).

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1.4	The Subsidiaries

(a)	Neither Company has any subsidiary undertakings other than the Subsidiaries. Each of the Subsidiaries is a wholly-owned subsidiary of the relevant Company and each of the shares of each Subsidiary has been properly allotted and issued and is fully paid or credited as fully paid.

(b)	There is no Encumbrance in relation to any of the shares in the capital of any of the Subsidiaries.

(c)	Other than as set out in the articles of association of the relevant Subsidiary, there is no agreement or obligation requiring the allotment, sale, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, sale, transfer, redemption or repayment of, a share in the capital of any of the Subsidiaries (including an option or right of pre-emption or conversion).

(d)	No Group Company owns any shares or stock in the capital of nor has any beneficial or other interest in any company or business organisation other than the Subsidiaries and no Group Company controls or takes part in the management of any other company or business organisation.

2.	Constitution

2.1	Intra vires

Each Group Company has the power to carry on its business as now conducted.

2.2	Constitution

The articles of association of each of Group Company contained in the Data Room Information are true and complete.

2.3	Powers of attorney

No Group Company has executed any power of attorney or conferred on any person other than its directors, officers and employees any authority to enter into any transaction on behalf of or to bind that company in any way and which power of attorney remains in force or was granted or conferred within one year of the date of this agreement.

2.4	Statutory books and filings

(a)	The statutory books of each Group Company are up to date in all material respects in accordance with applicable law and are in the possession of the Group.

(b)	All resolutions, annual returns and other documents required to be delivered to the Registrar of Companies (or other relevant company registry or other corporate authority in any jurisdiction) by each Group Company have been properly prepared in all material respects and filed.

(c)	The books of account accurately and fully record all matters required to be dealt with by such books.

3.	Accounts

3.1	General

(a)	The Accounts:

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(i)	give a true and fair view of the financial position and state of affairs of the UK Target as at the Accounts Date, and of its profit or loss and total comprehensive income and cash flows for the accounting period ended on the Accounts Date;

(ii)	have been prepared in accordance with IFRS using appropriate accounting policies and estimation techniques as required by IAS 8; and

(iii)	comply with the requirements of the Companies Act 2006 and all other applicable law and regulations in the UK.

3.2	Off balance sheet financing

No Group Company has engaged in any financing (including incurring any borrowing or indebtedness in the nature of acceptances or acceptance credits) of a type which would not be required to be shown or reflected in the Accounts.

3.3	Locked Box Accounts

The Locked Box Accounts:

(a)	have been prepared in good faith with due care and attention from the accounting records of the Group;

(b)	do not materially misstate the assets and liabilities of the Group as at the Locked Box Date; and

(c)	include proper and adequate provision or reserve (as appropriate) for Tax liable to be assessed by each member of the Group or for which the Company or another member of the Group is accountable in respect of the profits earned, accrued or received on or before the Locked Box Date, and while it is acknowledged by the Buyer the Locked Box Accounts are not audited, the Locked Box Accounts have been prepared in accordance with the accounting policies used in preparing the Accounts and the Locked Box Accounts are subject to audit as part of the Seller’s Group.

4.	Management Accounts

The Management Accounts have been prepared with reasonable skill and care, having regard to their nature and purpose on a basis consistent with the Management Accounts of the Group in respect of the preceding 24 months ended on the Management Accounts date, are free from material error and do not materially misstate asset and liabilities of the Group and fully incorporate the trading activities and results of the Group.

5.	Changes since the Locked Box Date

Since the Locked Box Date:

(a)	each Group Company has carried on its business in the ordinary and usual course and so as to maintain its business as a going concern;

(b)	no substantial supplier has ceased or substantially reduced its trade with any Group Company;

(c)	neither Company has declared, paid or made a dividend or other distribution (including a distribution within part 23 of CTA 2010);

(d)	no resolution of the shareholders of either Company has been passed; and

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(e)	neither Company has repaid or redeemed share or loan capital, or made (whether or not subject to conditions) an agreement or undertaken an obligation to do any of those things.

6.	Assets

There are no Encumbrances, nor has any Group Company agreed to create any Encumbrances, over any asset included in the Locked Box Accounts or acquired by it since the Locked Box Date which is of material significance to the business of the Group (other than assets sold in the ordinary course of business) and each such asset:

(a)	is legally and beneficially owned by a Group Company; and

(b)	where capable of possession, is in the possession of a Group Company.

7.	Liabilities

7.1	Debts owed to the Group

There are no debts owing to any Group Company other than trade debts incurred in the ordinary and usual course of business.

7.2	Debts owed by the Group

No Group Company is a party to any contracts under which it has the right to borrow money from third parties (excluding for these purposes forward sale or purchase agreements or conditional sale agreements or other transactions having the commercial effect of borrowing).

8.	Insurance

The Data Room Information contains a list of the current material insurance and indemnity policies in respect of which any Group Company has an interest.

9.	Contractual matters

9.1	Material Contracts

(a)	No party with whom any Group Company has entered into a Material Contract has given written notice of its intention to terminate, or has sought in writing to repudiate or disclaim, such Material Contract.

(b)	So far as the Seller is aware, no party with whom any Group Company has entered into a Material Contract is in material breach of such Material Contract.

(c)	No Group Company is in breach of any Material Contract and, so far as the Seller is aware, no matter exists which would reasonably be expected to give rise to such breach.

(d)	No orders or similar instructions have been made by any court or other competent authority requiring the modification of any Material Contract and, so far as the Seller is aware, no circumstance exists which would reasonably be expected to give rise to any such order or similar instruction.

9.2	Other material agreements

(a)	No Group Company is a party to or has a legally binding obligation under any contract or transaction which:

(i)	was entered into other than by way of a bargain at arm's length;

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(ii)	is of an unusual or abnormal nature, or outside the ordinary and proper course of business;

(iii)	cannot readily be fulfilled or performed by the Group on time without undue or unusual expenditure of money, effort or personnel; or

(iv)	restricts its freedom to engage in any activity or business or confines its activity or business to a particular place.

(b)	No Group Company is a party to or has a legally binding obligation under:

(i)	an agreement by which that company is a member of a joint venture, consortium, partnership or association (other than a bona fide trade association); or

(ii)	a written distributorship, agency, marketing, licensing or management agreement.

10.	Permits

10.1	Existence of permits

(a)	Each Group Company has obtained all material licences, permissions, authorisations and consents (excluding Environmental Consents) required for carrying on its business in the places and in the manner in which such business is now carried on (the Permits).

(b)	The Permits are in full force and effect and have been complied with in all material respects.

10.2	Status of permits

So far as the Seller is aware: (i) there are no pending or threatened proceedings which might in any way affect the Permits, and (ii) there is no other reason why any of them should be suspended, threatened or revoked or be invalid.

11.	Effect of sale

Neither the execution nor performance of this agreement nor the transactions contemplated hereby will:

(a)	conflict with, or result in a material breach of a material agreement or obligation to which any Group Company is currently a party;

(b)	make any Group Company liable to transfer or purchase any material assets, including shares held by it in other corporate entities under their articles of association or any agreement; or

(c)	result in any Group Company losing the benefit of any Permit.

12.	Litigation and compliance with law

12.1	Litigation

(a)	No Group Company has, during the two years ending on the date of this agreement, been involved in any civil, criminal, arbitration, administrative or other proceeding in any jurisdiction which is material to the operation of the Group's business.

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(b)	So far as the Seller is aware, no civil, criminal, arbitration, administrative or other proceeding is pending by or against any Group Company which is material to the operation of the Group's business.

(c)	So far as the Seller is aware, no matter exists which might give rise to a civil, criminal, arbitration, administrative or other proceeding in any jurisdiction involving any Group Company which would be material to the operation of the Group's business.

(d)	There is no outstanding judgment, arbitral award or decision of a court, tribunal, arbitrator or governmental agency against any Group Company which is material to the operation of the Group's business.

12.2	Compliance with law

Each Group Company has conducted its business and dealt with its assets in all material respects in accordance with applicable legal and administrative requirements.

12.3	Investigations

(a)	No Group Company is subject to any investigation, enquiry or disciplinary proceeding (whether judicial, quasi-judicial or otherwise) which is material to the operation of the Group's business.

(b)	No Group Company has received in the last five years any request for information from, any court or governmental authority (including any national competition authority and the Commission of the European Communities and the EFTA Surveillance Authority) under any anti-trust or similar legislation.

13.	Anti-bribery and corruption

13.1	No Group Company has, directly or indirectly:

(a)	given, promised, offered or authorised; or

(b)	accepted, requested, received or agreed to receive,

any payment, gift, reward, rebate, contribution, commission, incentive, inducement or advantage to or from any person, in contravention of the Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977 or the anti-bribery and corruption laws of any jurisdiction to which any Group Company is subject and in each case any related rules, regulations and guidance (collectively, the Anti-Bribery and Corruption Laws).

13.2	The Group has instituted and maintained policies and procedures designed to ensure compliance with the Anti-Bribery and Corruption Laws.

14.	Brokerage or commissions

No person is entitled to receive from any Group Company a finder's fee, brokerage or commission in connection with this agreement or anything in it and no Group Company is liable to pay any sum whatsoever to any of its directors, employees, agents or advisers in connection with, or as a result of, the sale of the Shares.

15.	Sanctions

15.1	No Group Company, nor, so far as the Seller is aware, any director or officer, or any agent or employee of any Group Company is, or is owned or controlled by, any person:

(a)	located within, or doing business or operating from, a country or other territory subject to a general embargo administered by the Office of Foreign Assets Control of the US Department of the Treasury (OFAC);

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(b)	designated on the OFAC list of Specially Designated Nationals; or

(c)	otherwise targeted under economic or financial sanctions administered by United Nations, OFAC or European Union economic sanctions authority or measure

(each, a Sanctioned Person).

15.2	No Group Company, nor, so far as the Seller is aware, any director or officer, or any agent or employee of any Group Company has, during the three years ending on the date of this agreement, entered into any agreement, transaction or dealing with or for the benefit of any Sanctioned Person (or involving any property thereof) or involving any country or territory subject to a general export, import, financial or investment embargo under any economic or financial sanctions administered by United Nations, OFAC or European Union economic sanctions authority or measure.

16.	Insolvency

16.1	Winding up

No order has been made, petition presented or resolution passed for the winding up of any Group Company or for the appointment of a provisional liquidator to any Group Company.

16.2	Administration

No Group Company has been or is in administration (as defined in schedule B1 of the Insolvency Act 1986) and no step (including but without limitation the service of any notice or the filing of any document(s)) has been taken under schedule B1 of the Insolvency Act 1986 by any person to place any Group Company in administration.

16.3	Receivership

No receiver, receiver and manager or administrative receiver has been appointed of the whole or part of any Group Company's business or assets.

16.4	Compromises with creditors

(a)	No voluntary arrangement under section 1 of the Insolvency Act 1986 has been proposed or approved in respect of any Group Company.

(b)	No compromise or arrangement under part 26 of the Companies Act 2006 has been proposed, agreed to or sanctioned in respect of any Group Company.

16.5	Insolvency

No Group Company is unable (nor admits to being unable) to pay its debts within the meaning of section 123 of the Insolvency Act 1986 (but for this purpose ignoring the reference to "if it is proved to the satisfaction of the court that" in secIn 123(1) (e) and 123(2)).

16.6	Overseas insolvency

There has not occurred, in relation to any Group Company or any of their assets in any country or territory in which it is incorporated or carries on business or to the jurisdiction of whose courts it or any of its assets is subject, any event which corresponds in that country or territory with any of those mentioned in paragraphs 16.1 to 16.5.

17.	Tax

17.1	Returns and disputes

(a)	Each Group Company within the five years ending on the date of this agreement has made all returns and supplied all information and given all notices to HMRC or other Taxation Authority as reasonably requested or required by law within any requisite period and all such returns and information and notices are correct and accurate in all material respects and are not the subject of any material dispute and so far as the Seller is aware there are no facts or circumstances likely to give rise to or be the subject of any such dispute.

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(b)	No Group Company has in the last four years been, or is currently, subject to any non-routine investigation, audit, enquiry or visit by any Tax Authority. So far as the Seller is aware no such investigation, audit, enquiry or visit is expected.

17.2	Deductions and Pay As You Earn

Within the five years ending on the date of this agreement, each Group Company has properly made all material deductions, withholdings and retentions required to be made by it and has accounted for all such deductions, withholdings and retentions to each relevant Tax Authority. In particular, within the last five years, each Group Company has in all material respects properly operated the PAYE system deducting tax as required by law from all payments to or treated as made to or benefits provided for employees, ex-employees or independent contractors of that company and duly accounted to HMRC for tax so deducted and has complied in all material respects with all its reporting obligations to HMRC in connection with any such payments made or benefits provided, and no PAYE audit in respect of any Group Company has been made by HMRC nor has any Group Company been notified that any such audit will be made.

17.3	Payment of tax

Within the five years ending on the date of this agreement, each Group Company has duly paid all material amounts in respect of Tax to the extent the same ought to have been paid, has done so within any applicable time limits and is not liable nor has it within five years prior to the date hereof been liable to pay any penalty or interest in connection therewith.

17.4	Value Added Tax

Within the last three years ending on the date of this agreement, each Group Company has complied in all material respects with the requirements and provisions of the VAT legislation and has made and maintained accurate and up to date records, invoices and other documents required by or necessary for the purposes of the VAT legislation and each Group Company has in all material respects punctually paid and made all payments and returns required thereunder.

17.5	Stamp Duty and Stamp Duty Land Tax

All documents in the enforcement of which any Group Company is interested have been duly stamped and since the Locked Box Date no Group Company has been a party to any transaction whereby that company was or is or could become liable to stamp duty reserve tax or stamp duty land tax.

17.6	Intra-Group transfers

No Group Company has within the last three years acquired any asset or liability (other than trading stock) from any other company belonging at the time of acquisition to the same group of companies as either of the Companies within the meaning of section 170 of the TCGA and no member of any group of companies of which each of the Companies is or has at any material time been the principal company (as defined in section 170(2)(b) of the TCGA) has so acquired any asset or liability.

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17.7	Residence

Each Group Company was incorporated in, and is and always has been resident in, its jurisdiction of incorporation for Tax purposes and is not and has never been resident, or had a permanent establishment or other taxable presence, elsewhere.

17.8	Sales at undervalue/overvalue

So far as the Seller is aware, within the last three years, all transactions entered into by each Group Company have been entered into on an arm's length basis.

17.9	Transfer Pricing

All payments, by a Group Company to a Group Company or among any of the Group Companies and any other person materially comply with all applicable transfer pricing legislation and requirements imposed by any Taxation Authority.

17.10	Tax Schemes

No Group Company has, within the seven years ending on the date of this agreement, entered into or been a party to or otherwise been involved in any scheme or arrangement designed wholly or mainly for the purposes of avoiding, deferring or reducing a liability to Tax.

17.11	Failure to prevent facilitation of tax evasion

(a)	So far as the Seller is aware, no associated person of any Group Company has facilitated tax evasion in any manner which could give rise to criminal liability of that Group Company under Part 3 of the Criminal Finances Act 2017 (“Part 3”); and

(b)	Each Group Company to which Part 3 may apply is covered by a written risk assessment in connection with the Part 3 offences which is in the possession of a Group Company, has otherwise put in place prevention procedures for the purposes of establishing the defence under Part 3, and has monitored and kept updated such risk assessment and procedures.

17.12	Clearances

(a)	No Tax Authority has agreed to operate any special arrangement (being an arrangement not available to taxpayers generally and not specifically provided for in tax legislation) in respect of the Tax affairs of any Group Company.

(b)	Each material Tax Authority clearance or ruling on which any Group Company relies or has in the last four years relied was made on the basis of full and accurate disclosure and each Group Company has complied with any applicable conditions thereto. All such clearances or rulings have been disclosed in the Data Room.

17.13	Secondary Liabilities and Tax Indemnities

(a)	So far as the Seller is aware, no Group Company is, or is likely to become, liable for any Tax which is the primary liability of any person other than a Group Company.

(b)	No Group Company is bound by any material indemnity, guarantee or covenant to pay in respect of Tax in connection with the disposal of any interest in any entity.

17.14	Employment

(a)	The persons treated by each Group Company for taxation and social security purposes as employees correctly include all persons who should be so treated.

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(b)	No Group Company will be obliged to pay or account for any income tax or social security contributions in consequence of the entry into or Completion of this Agreement or any vesting, transfer, exercise, redemption or other transaction in shares, securities or options in connection therewith.

(c)	There are no employee benefit trusts, family benefit trusts, employer financed retirement benefit schemes or similar arrangements established by or on behalf of any Group Company under which any current or former employees or directors of any Group Company (or any nominees or associates of such employees or directors) have benefited or may benefit in any form.

17.15	Completion

No material liability to Tax will arise for any Group Company as a result of the entry into or Completion of this Agreement.

17.16	US Tax Warranties

(a)	Each of the US Target and its Subsidiaries has duly and timely filed, or has caused to be timely filed on its behalf, all Tax returns required to be filed by it. All such Tax returns were true, correct and complete in all material respects. All Taxes owed by each of the US Target and its Subsidiaries (whether or not shown on any Tax return) have been timely paid in full. There are no liens with respect to Taxes upon any asset of the US Target or any of its Subsidiaries other than liens for Taxes not yet due and payable. Neither the US Target nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or Tax Returns.

(b)	Neither the US Target nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Code Section 355(a)(1)(A).

(c)	Neither the US Target nor any of its Subsidiaries has never been a member of an “affiliated group” within the meaning of Code Section 1504(a) filing a consolidated federal income Tax return or any other affiliated, consolidated, combined or unitary group in any jurisdiction (other than a group the common parent of which is t the US Target). Neither the US Target nor any of its Subsidiaries has any liability for the Taxes of any person (other than the US Target) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-United States law), as a transferee or successor, by contract or otherwise and is not a party to any contract relating to Tax sharing or Tax allocation.

(d)	Neither the US Target nor any of its Subsidiaries will be required to include any amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Completion as a result of (a) any “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-United States law) executed on or prior to the Completion, (b) any deferred intercompany gain or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision or administrative rule of federal, state, local or non-United States law), (c) instalment sale or open transaction disposition made on or prior to the Completion, (d) any prepaid amount received on or prior ICompletion, (e) election under Code Section 965(h) (or any similar election under state, local, or non-United States law) or (f) any change in law.

(e)	Neither the US Target nor any of its Subsidiaries has participated in or is currently participating in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 or any “tax shelter” within the meaning of Code Section 6662.

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(f)	Since 31 December 2020, neither the US Target nor any of its Subsidiaries has made, changed or revoked any material Tax election, elected or made any material change to any method of accounting for Tax purposes, amended any Tax return, surrendered any right to claim a refund of Taxes, settled or compromised any action in respect of Taxes.

18.	Officers and employees

18.1	Particulars of officers and employees

(a)	The particulars of all officers, employees, and workers disclosed in the Data Room Information show the names, salary, job title, employing or engaging company, date of commencement of employment, holiday entitlement, notice entitlement and/or expiry of any fixed-term contract of every officer, employee and worker of the Group and these are complete and accurate in all material respects.

(b)	A summary of all material bonus, incentive and benefit arrangements actually provided or which any Group Company is or may be bound to provide (whether now or in the future) and/or in which employees or officers of any Group Company or their dependants are eligible to participate, including details of any overtime pay, commission, profit share, share incentive and/or bonus arrangements (whether contractual or discretionary), is contained within the Data Room.

18.2	Terms and conditions

(a)	The Data Room Information contains examples of:

(i)	all the standard terms and conditions and the staff handbooks and policies which apply to officers and employees of the Group; and

(ii)	all standard terms and conditions of engagement of all contractors, consultants and agency workers engaged by the Group or working in its business,

and no officer, employee, contractor, consultant or worker is employed or engaged on terms which are materially more favourable to those disclosed standard terms.

(b)	There is no policy, arrangement, agreement or custom or practice pursuant to which any of the employees of the Group is or may be entitled to any payment or benefit in addition to statutory redundancy pay on the termination of employment by reason of redundancy.

(c)	A change in control of any Group Company, or a sale of all or substantially all of its or their assets or business, will not entitle any employee or worker or director or officer employed or engaged by the Group to terminate their employment or engagement (other than pursuant to general notice provisions applicable in all circumstances) or to be released from any obligation or to receive any payment or benefit.

18.3	Changes since the Locked Box Date

Since the Locked Box Date no Group Company has made any changes to the terms of employment, emoluments or benefits of or any bonus to any of its officers, employees or workers and no Group Company is under any obligation to make any such changes with or without retrospective operation.

18.4	Payments

There are no amounts owing or agreed to be loaned or advanced by any Group Company to any past or present directors, officers, employees or workers of any Group Company (other than amounts representing remuneration accrued due for the current pay period, accrued holiday pay for the current holiday year or for reimbursement of expenses).

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18.5	Redundancy and other payments

No payment has been made or agreed to be made by any Group Company in connection with the actual or proposed termination (except statutory redundancy payments), breach, suspension or variation of any employment or engagement of any of its employees, officers of workers or former employees, former officers or former workers and there are no outstanding obligations, liabilities or arrangements in respect of any former employee, former officer or former worker of any Group Company.

18.6	Industrial relations

(a)	There are no collective agreements between any Group Company and any trade union, staff association or any other body representing workers.

(b)	No Group Company is engaged or involved in any trade dispute (as defined in section 218 of the TULR(C)A) with any employee, trade union, staff association or any other body representing workers.

(c)	No Group Company has received and does not anticipate receiving any request for statutory recognition under TULR(C)A or any request to negotiate an agreement in respect of information and consultation under the Information and Consultation of Employees Regulations 2004.

18.7	Compliance with obligations

No Group Company has failed to comply with any material obligation or duty in respect of the employees or officers or workers to which it is subject or infringed any right of an employee or officer or worker, in either case whether arising under contract, statute, at common law or in equity or under any EU directive, regulation, code or guideline. including without limitation in relation to taking or calculating holiday pay and immigration and right to work checks.

18.8	Claims by officers and employees

(a)	There are no existing or pending claims by or disputes with, any past or present officer, employee or worker of any Group Company or any trade unions or employee representatives and no predecessor in business has instigated any material claim or right of action against any Group Company which remains outstanding. So far as the Seller is aware there are no circumstances which are likely to give rise to any such material claims or disputes.

(b)	There are no enquiries or investigations or prosecutions existing, pending or threatened affecting any Group Company in relation to any part or present officer, employee or worker by the Equality and Human Rights Commission, the Health and Safety Executive, UK Visas & Immigration, HMRC or any local authority or any other bodies with similar functions or powers.

19.	Pensions

19.1	Save in respect of the Disclosed Schemes and any state social security arrangements, no Group Company has any current or future obligation to provide, or contribute towards any scheme which provides pension or death benefits in respect of any employee of any Group Company or otherwise.

19.2	All material details of the Disclosed Schemes have been made available to the Buyer in the Data Room Information and such details are true and accurate in all material respects.

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19.3	The Disclosed Schemes are registered schemes within the meaning of Chapter 2 of Part 4 of the Finance Act 2004.

19.4	Other than death benefits, the Disclosed Schemes provide only money purchase benefits as defined in section 181 of the Pension Schemes Act 1993.

19.5	So far as the Seller is aware, the only benefits that any employee of any Group Company is entitled to, or to be considered for, under any pension scheme or on dismissal by reason of redundancy or on the termination of his employment for any other reason (whether or by his choice or with his agreement) are “old-age, invalidity or survivors’ benefits” within the meaning of article 3(4)(a) of Council Directive 2001/23/EC on the approximation of the laws of Member States relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses.

19.6	So far as the Seller is aware, the condition in s258(1) of the Pensions Act 2004 does not apply to any contract of employment of any employee of any Group Company.

19.7	No right, power or discretion has been exercised by any Group Company to increase contributions payable to, or the benefits payable under the Disclosed Schemes in respect of any employees of any Group Company or to pay contributions or provide benefits that would not otherwise have been paid or provided.

19.8	The Disclosed Schemes have at all material times and in all material respects been operated in accordance with the provisions of their governing documentation, all applicable legislation, and the general requirements of law and regulatory practice.

19.9	The Group Companies have at all times complied with all applicable legal and regulatory requirements (including under Part 1 of the Pensions Act 2008) so far as they impose obligations on them in respect of the operation of the Disclosed Schemes.

19.10	All contributions which have fallen due for payment in respect of the Disclosed Schemes have been paid.

19.11	All benefits (other than refunds of contributions) payable under a Disclosed Scheme on the death of a member are, and have always been, insured with insurance companies of good repute for their full amount and on normal commercial terms for people in good health. Nothing has been done or left or undone that might entitle an insurance company to avoid or limit its liability under any such insurance.

19.12	No contribution notice or financial support direction (as defined for the purposes of sections 38 or 43 of the Pensions Act 2004) has been issued against the Seller or any Group Company, and no circumstances exist which might give rise to the Pensions Regulator taking action against the Seller or any Group Company in relation to the Defined Benefit Pension Scheme or any other occupational pension scheme.

19.13	There are and have been no disputes in relation to the Disclosed Scheme or the Defined Benefit Pension Scheme and no claims (other than routine claims for benefits) have been made or threatened by or against the trustees of one of those schemes or any Group Company and there are no circumstances that might give rise to such a claim.

19.14	Save in respect of the UK Target having been, prior to the execution of the FAA, an employer in the Defined Benefit Pension Scheme, no Group Company is connected or associated (or has been connected or associated) (under the definitions in s249 or s435 of the Insolvency Act 1986) with any entity which is, or has been, an employer in any occupational pension scheme providing defined benefits.

19.15	Material details of the Defined Benefit Pension Scheme are contained in the Data Room Information, including:

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(a)	current governing documentation;

(b)	the latest actuarial valuation and funding updates; and

(c)	the recovery plan and schedule of contributions currently in force,

and such details are true and accurate in all material respects.

20.	Intellectual Property

20.1	General

(a)	The Data Room Information contains complete and accurate details of all material Intellectual Property which is registered in or applied for in the name of any Group Company.

(b)	The Data Room Information contains complete and accurate details of all material unregistered Intellectual Property which are owned by any Group Company.

(c)	No registered Intellectual Property Rights are required for any Group Company to continue operating as it is.

(d)	All Intellectual Property is free from Encumbrances (other than licences) and, in the case of confidential information, any disclosure obligation.

(e)	The UK Target and/or its Subsidiary is the current registrant and user of the domain names listed in the Data Room at 2.1.1.45.1 (the “UK Domain Names”), and has not sold, transferred, licensed, charged or otherwise Encumbered the Domain Names, or allowed the Domain Names to be used by any third party.

(f)	All relevant registration fees relating to the UK Domain Names due on or prior to the date of this Agreement have been paid.

20.2	Renewals/Maintenance

(a)	All registration and renewal fees have been paid in relation to all material Intellectual Property which is registered or applied for in the name of any Group Company.

(b)	So far as the Seller is aware, there are no circumstances (other than the non-payment of renewal fees not yet due) whereby any of the material Intellectual Property Rights owned or used by the Group could be invalidated, revoked, not granted or not renewed.

20.3	Licences

(a)	Accurate and complete details of all material licences which have been granted by any Group Company relating to the Intellectual Property owned by any Group Company which are material to the business of the Group are set out in the Data Room Information. So far as the Seller is aware, there has been no material breach of such licences by any third party.

(b)	Save for business as usual, off-the-shelf licences or standard online terms and conditions, accurate and complete material licences under which the Group uses any Intellectual Property Rights belonging to a third party which are necessary to carry on its business in all material respects as is currently carried on are contained in the Data Room Information.

(c)	All licences referred to in paragraphs 20.3(a) and 20.3(b) are valid and binding, and so far as the Seller is aware none have been the subject of any material breach or material default by any party or of any event which with notice or lapse of time or both would constitute a material breach or material default.

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20.4	Infringement

(a)	So far as the Seller is aware, no activities of any Group Company infringes the Intellectual Property of any third party.

(b)	No claims have been brought or threatened in writing by any third party or competent authority in relation to the Intellectual Property owned by any Group Company challenging the validity of, title to or the use of any of such Intellectual Property or claiming any right or interest therein and, so far as the Seller is aware no grounds exist which might support such claims.

(c)	So far as the Seller is aware, no third party is infringing or misusing the Intellectual Property owned by any Group Company.

20.5	Confidentiality agreements

(a)	No member of the Group has entered into any confidentiality or other agreement or is subject to any duty which restricts the free use or disclosure of any information used in the business of the Group and, so far as the Seller is aware, no member of the Group is in breach of any obligation of confidence which it owes to a third party.

(b)	So far as the Seller is aware, other than to the extent necessary in the ordinary course of business or under the terms of a written confidentiality agreement, there has been no disclosure to any person other than the Buyer, employees, former employees, officers, advisers, agents or consultants of the Group of any of confidential information of the Group.

(c)	The Group Companies do not use or otherwise carry on their business under any name other than their corporate names.

21.	Information technology and data protection

21.1	In this paragraph 21.1:

“Cybersecurity Requirements” means all laws, regulations, codes, guidance (from regulatory and advisory bodies, whether mandatory or not), international and national standards, industry schemes and sanctions relating to security of network and information systems and security breach and incident reporting requirements which are from time to time applicable to the Group, including Data Protection Law;

"Hardware" means any and all computer hardware (including network and telecommunications equipment) and mobile devices used in connection with the business of the Group;

“IT Contracts” means all agreements or arrangements (whether or not in writing and including those currently being negotiated) entered in to by a Group Company under which any third party (including any member of the Seller's Group and any source code deposit agent) provides or will provide any element of, or services relating to, the Systems, including leasing, hire purchase, licensing, maintenance, website hosting, outsourcing, security, back-up, disaster recovery, insurance, cloud computing and other types of services agreements;

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“Systems” means the integrated and interdependent set of components, including but not limited to software applications, operating systems, middleware, firmware, and hardware components such as servers, processors, storage devices, networking equipment, and peripherals and encompasses all related configurations, interfaces, and dependencies required for the operation, functionality, maintenance, and performance of the system as a cohesive unit, whether hosted on-premises, in a cloud environment, or in a hybrid infrastructure (including all the Software, Hardware, network and telecommunications equipment and internet-related information technology that are used by any Group Company in connection with the operation of its business);

“Security Incident” means any event having an actual adverse effect on the security of the Systems and/or the Systems Data;

"Software" means all computer programs currently used in connection with the business of the Group;

“Systems Data” means the digital data (including personal and non-personal data) stored, processed, retrieved or transmitted by any element of the Systems; and

“Virus” means any program which contains malicious code or infiltrates or damages a computer system without the owner's informed consent or is designed to do so or which is hostile, intrusive or annoying to the owner or user and has no legitimate purpose.

21.2	Adequacy of systems

(a)	Accurate details of all material Systems have been set out in the Data Room Information.

(b)	The Systems used in connection with the business of the Group are adequate for the needs of that business as carried out immediately prior to the date hereof.

(c)	All elements of the Systems:

(i)	are functioning properly and materially in accordance with all applicable specifications, and in all material respects are fit for the purposes of the business of the Group Companies;

(ii)	have not been materially defective or materially failed to function during the last three (3) years; and

(iii)	have been satisfactorily and regularly maintained, all versions of the Software used by the Group are currently supported by the respective owners or licensors of the Software and the Systems have the benefit of appropriate maintenance and support agreements.

(d)	Reasonable steps have been taken to ensure the Systems do not contain, and as far as the Seller is aware the Systems do not contain, any Virus or other extraneously-induced malfunction and have not within the last twelve (12) months been infected by any Virus or accessed by any unauthorised person

(e)	During the seven-year period up to and including the date of this agreement, the Group has not:

(i)	breached the Cybersecurity Requirements; or

(ii)	so far as the Seller is aware, suffered any Security Incident.

21.3	Breakdowns

So far as the Seller is aware, in the 12 months prior to the date of this agreement, no Group Company has suffered any material failures (including bugs in or breakdowns) of any Hardware or Software used in connection with the business of the Group which have caused any material disruption or material interruption in or to its use.

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21.4	Ownership

(a)	A Group Company is the owner of and has control of and/or is validly licensed or otherwise authorised to use the Systems. No action will be necessary to enable such Systems to continue to be used in the business of the Group to the same extent and in the same manner as they have been used prior to the date hereof.

(b)	The Group has obtained all necessary rights from third parties to enable its exclusive and unrestricted use of the IT Systems as required for the business of the Group both before and after Completion.

21.5	IT Contracts

(a)	Complete and accurate details of all material IT Contracts have been set out in the Data Room Information.

(b)	The IT Contracts are in full force and effect and are valid and binding.

(c)	So far as the Seller is aware, no act or omission has occurred which would, if necessary with the giving of notice or lapse of time, constitute a breach of any IT Contract.

(d)	So far as the Seller is aware, there are and have been no claims, disputes or proceedings arising or threatened under any of the IT Contracts.

(e)	None of the material IT Contracts are liable to be terminated or otherwise materially affected by a change of control of the Group, and so far as the Seller is there is no reason to believe that any of the material IT Contracts will not be renewed on the same or substantially the same terms when they expire.

21.6	No Disputes

(a)	So far as the Seller is aware, in the two years prior to the date of this agreement, the Group Companies have not at any time had any dispute with any person relating to:

(i)	the Systems;

(ii)	the IT Contracts; and/or

(iii)	proprietary or other rights in or to the Software.

21.7	Data protection

(a)	In this paragraph 21.7, "Data Subject", "Personal Data", “Processing”, "Processor", “Supervisory Authority” and “Personal Data Breach” shall have the meaning given in Data Protection Law.

(b)	Each Group Company has at all times in the two years preceding the date of this agreement, complied, in all material respects, with Data Protection Law.

(c)	The Group has undertaken appropriate due diligence on any third parties it has appointed to Process Personal Data on its behalf.

(d)	So far as the Seller is aware, each Group Company has in place with all material Processors who Process Personal Data on behalf of the relevant Group Company, written agreements which materially comply with the requirements of Data Protection Law. (and true and complete copies of such agreements have been included in the Data Room Information).

(e)	So far as the Seller is aware, each Group Company has:

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(i)	implemented data protection policies and procedures in accordance with Data Protection Law;

(ii)	complied with its transparency obligations under Data Protection Law and has appropriate privacy notices in place;

(iii)	where required by Data Protection Law, responded to all Data Subject requests, including any requests for access to Personal Data, the cessation of specified processing activities or the rectification or erasure of any Personal Data, and there are no such requests outstanding at the date of this agreement; and

(iv)	complied with all applicable notification or registration obligations and paid to any relevant Supervisory Authority any fee required in accordance with Data Protection Law.

(f)	So far as the Seller is aware, each Group Company in the two years preceding the date of this agreement, has not suffered any material breach of security impacting any Personal Data.

(g)	The Group has not transferred, or directed the transfer of, any Personal Data outside the United Kingdom other than in compliance with Data Protection Law.

(h)	No Group Company, nor any of its Processors have, in the three years preceding the date of this agreement, suffered any breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorised disclosure of, or access to any Personal Data, and each of the Group and its Processors have passed all regulatory audits to which they have been subject.

(i)	So far as the Seller is aware, no Group Company has, in the last two years, received any:

(i)	written notice, request, correspondence or other communication from a regulatory or Supervisory Authority, or been subject to any enforcement action (including any fines or other sanctions) relating to a breach or alleged breach of their obligations under the Data Protection Law; or

(ii)	any written notice, claim, complaint, correspondence or other communication from a Data Subject or any other person claiming a right to compensation under the Data Protection Law, or alleging a breach of the Data Protection Law, and there is no fact or circumstance that may lead to any such notice, request, correspondence, communication, claim, complaint or enforcement action.

22.	Properties

22.1	The definition in this paragraph applies in this section 22 of Schedule 3:

Planning Acts: the Town and Country Planning Act 1990, the Planning (Listed Buildings and Conservation Areas) Act 1990, the Planning (Hazardous Substances) Act 1990, the Planning (Consequential Provisions) Act 1990 the Planning and Compensation Act 1991, the Planning and Compulsory Purchase Act 2004, the Planning Act 2008, the Localism Act 2011, the Growth and Infrastructure Act 2013, the Housing and Planning Act 2016, the Neighbourhood Planning Act 2017.

22.2	The Properties comprise all the freehold and leasehold land owned, used or occupied by any Group Company (save for the Excluded Property (as defined in Schedule 11).

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22.3	No Group Company has any actual or contingent obligations or liabilities (in any capacity including as principal contracting party or guarantor) in relation to any lease, licence or other interest in, or agreement relating to, land apart from the Properties.

22.4	The particulars of the Properties set out in Schedule 8 are true, complete and accurate.

22.5	The relevant Group Company identified as the proprietor in Schedule 8 is solely legally and beneficially entitled to the relevant Property.

22.6	The relevant Group Company identified as the proprietor in Schedule 8 is in possession and actual occupation of the whole of each of the Properties on an exclusive basis.

22.7	The Properties are free from any mortgage or charge (whether legal or equitable and whether fixed or floating).

22.8	So far as the Seller is aware, all material outgoings relating to the Properties have been paid to date.

22.9	So far as the Seller is aware, no Group Company has received any notice of any alleged breach of the Leases.

22.10	So far as the Seller is aware, no Group Company has received any notice of any alleged breach of any planning permission, order or regulation issued under the Planning Acts or pursuant to any building regulations.

23.	Environmental matters

(a)	Each Group Company has obtained the Environmental Consents and, so far as the Seller is aware, each Group Company complies in all material respects with Environmental Consents.

(b)	Each Group Company complies in all materials respects with Environmental Law and, so far as the Seller is aware, has in the past two years ending on the date of this agreement complied in all materials respects with Environmental Law.

(c)	So far as the Seller is aware, there are no civil, criminal or administrative legal actions, claims or proceedings which are currently being brought against a Group Company relating to any material breach of Environmental Law, nor so far as the Seller is aware, have any such material legal actions, claims or proceedings been threatened against a Group Company in writing in the past 12 months.

(d)	No Group Company has in the past two years ending on the date of this agreement received any written notice, warning or enforcement action from an Environmental Authority in connection with any material actual or alleged breach of or liability under any Environmental Law.

24.	Reorganisation

24.1	The Reorganisation has completed and was effected in compliance with applicable Laws and in accordance with the Reorganisation Steps Paper.

24.2	All applicable authorisations and consents from any Regulatory Authority required in connection with the Reorganisation have been obtained prior to the completion of the Reorganisation.

24.3	Other than in respect of the transfer of the Lease (as defined in the Business Purchase Agreement), the Reorganisation has been completed and all trade and assets, together with all related liabilities and obligations, in connection with the Chirton Business have been transferred from the UK Target to Chirton Engineering Limited pursuant to the Reorganisation.

24.4	All of the trade and assets transferred by the UK Target to Chirton Engineering Limited pursuant to the Reorganisation were solely and directly related to the Chirton Business and are not otherwise required by the UK Target or US Target for the operation of their businesses as conducted as of the date hereof.

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Schedule 4

Limitations on Seller's liability

1.	Monetary limits and recourse

1.1	The maximum aggregate liability of the Seller for

(a)	all Fundamental Warranty Claims and all other Claims (other than any Leakage Claims and any W&I Claims) shall not exceed an amount equal to the Consideration actually received by the Seller; and

(b)	all W&I Claims shall be limited to £1.00.

1.2	The Buyer agrees and accepts that its only recourse (if any) in respect of any and all W&I Claims shall be to make a claim under the W&I Insurance Policy.

2.	Time limits

2.1	The Seller shall not be under any liability in respect of any Claim and any such Claim shall be wholly barred and unenforceable unless written notice of such Claim setting out reasonable details of the relevant Claim as are available to the Buyer (including the grounds on which such Claim is based, an estimate by the Buyer of the maximum amount of such Claim, and the basis of calculation in respect of such amount, to the extent practicable and if such details are known to the Buyer) is served upon the Seller by the Buyer:

(a)	in the case of any Claim (other than a Leakage Claim, a Tax Deed Claim and a Claim under the Business Warranties) by not later than 5.00 p.m. on the date which is five years from Completion;

(b)	in the case of a Claim under the Business Warranties (other than a Tax Warranty Claim) by not later than 5.00 p.m. on the date which is two years from Completion;

(c)	in the case of a Claim under clause 11 (Pension Scheme), by not later than 5.00 p.m. on the date which is six years from Completion; and

(d)	in the case of a Tax Claim by not later than 5.00 p.m. on the date which is seven years from Completion.

2.2	Following the giving of written notice under paragraph 2.1:

(a)	where the Seller makes a request to the Buyer to pursue recovery from a third party (pursuant to an External Right), the liability of the Seller shall expire if legal proceedings have not been commenced in respect of such Claim within six months of the earliest of:

(i)	the date on which judgment is given by a court of competent jurisdiction in respect of proceedings relating to an External Right as shall have been instituted by the Buyer pursuant to such request;

(ii)	the date settlement is reached in such third party proceedings with the consent of the Seller; or

(iii)	the date on which the Seller and the Buyer agree that proceedings or other action against the third party shall be abandoned;

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(b)	where the Claim arises by reason of a liability of the Buyer or a member of the Group, which at the time of service of the notice, is contingent only or otherwise not capable of being quantified, the liability of the Seller shall determine if legal proceedings in respect of such Claim have not been commenced within six months of such Claim ceasing to be contingent or becoming capable of being quantified; or

(c)	where the Claim does not fall within paragraph 2.2(a) or (b) above, the liability of the Seller shall determine if legal proceedings in respect of such Claim have not been commenced by the due service of process on the Seller within six months of the service of such notice.

2.3	For the purpose of this paragraph 2 legal proceedings shall not be deemed to have been commenced unless they shall have been properly issued and validly served upon the Seller.

3.	Fraud

The limitations set out in this Schedule 4 shall not apply to any claim to the extent that it arises as a result of the fraud, or fraudulent concealment by the Seller.

4.	Other limits

4.1	No liability (whether in contract, tort or otherwise) shall attach to the Seller in respect of any Claim (other than a Tax Claim to which the provisions of the Tax Deed shall apply) to the extent that:

(a)	the Claim or the events giving rise to the Claim would not have arisen but for an act, omission or transaction of the Buyer's Group (including, without limitation, any admission of liability in breach of this schedule) or which the Buyer's Group specifically requested or consented to;

(b)	allowance, provision or reserve in respect of the matter giving rise to the Claim shall have been specifically referred to in the Accounts or the Locked Box Accounts;

(c)	the Claim occurs wholly or partly out of or the amount thereof is increased as a result of:

(i)	any change in the accounting principles or practices of the Buyer's Group (or, following Completion, the Group) introduced or having effect after the date of this agreement;

(ii)	any increase in the rates of Tax made after the date of this agreement;

(iii)	any change in law or regulation or extra statutory concession or other regulatory agreement or in its interpretation or administration by the English courts, by HMRC or by any other fiscal, monetary or Regulatory Authority (whether or not having the force of law), occurring in each case after the date of this agreement; or

(iv)	any reorganisation (including a winding-up or cessation of the whole or any part of any business or trade) or change in ownership of any member of Buyer's Group (or, following Completion, the Group) after the date of Completion; and/or

(d)	the loss or damage giving rise to the Claim is recoverable by the Buyer's Group under any policy of insurance or would have been so recoverable but for any change in the scope or terms of insurance (including the W&I Insurance Policy) since the date of this agreement.

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5.	Benefits

In assessing any liabilities damages or other amounts recoverable by the Buyer as a result of any Claim (other than a Tax Claim) there shall be taken into account any benefit accruing to the Buyer's Group as a result of such Claim including, without prejudice to the generality of the foregoing, any amount of any Relief obtained and actually utilised by the Buyer's Group as a result of such Claim and any amount by which any Tax for which the Buyer's Group is or may be liable to be assessed or accountable is reduced or extinguished in consequence of the matter which gives rise to such Claim.

6.	Mitigation

Except in relation to a Tax Claim, nothing in this agreement shall or shall be deemed to relieve the Buyer of any common law or other duty to mitigate any loss or damage incurred by it (including, without limitation, enforcing against any person other than the Seller, any rights any member of the Buyer's Group has or may have in respect of the fact, matter or circumstance giving rise to a claim under the Warranties).

7.	Double recovery

Neither the Buyer nor any member of the Buyer's Group shall be entitled to recover damages or any other amount in respect of any Claim, including under the Business Purchase Agreement, more than once in respect of the same loss or liability.

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Schedule 9

Guarantee

1.	Guarantee

The Guarantor irrevocably and unconditionally:

(a)	guarantees to the Seller as principal obligor the due and punctual performance and observance by the Buyer of all of its obligations under this agreement and the Tax Deed; and

(b)	indemnifies the Seller against all losses, damages, costs and expenses incurred by the Seller arising from any failure by the Buyer to perform and/or observe any of its obligations under this agreement and the Tax Deed,

(together, this Guarantee and Indemnity).

2.	Continuing security

This Guarantee and Indemnity is to be a continuing security which shall remain in full force and effect until all of the obligations of the Buyer under this agreement and the Tax Deed shall have been fulfilled or shall have expired in accordance with the terms of this agreement and the Tax Deed and this Guarantee and Indemnity is to be in addition, and without prejudice to, and shall not merge with, any other right, remedy, guarantee, indemnity or security which the Seller may now or hereafter hold in respect of all or any of the obligations of the Buyer under this agreement and the Tax Deed.

3.	Seller's protections

The liability of the Guarantor under this Guarantee and Indemnity shall not be affected, impaired or discharged by reason of any act, omission, matter or thing which but for this provision might operate to release or otherwise exonerate the Guarantor from its obligations hereunder including, without limitation:

(a)	any amendment, variation or modification to, or replacement of:

(i)	this agreement; and/or

(ii)	the Tax Deed;

(b)	the taking, variation, compromise, renewal, release, refusal or neglect to perfect or enforce any rights, remedies or securities against the Buyer or any other person;

(c)	any time or indulgence or waiver given to, or composition made with, the Buyer or any other person; or

(d)	the Buyer becoming insolvent, going into receivership or liquidation or having an administrator appointed,

provided that if no obligations of the Buyer remain as a result of any of the actions in (a) to (c) above, the Buyer’s obligations shall be released and discharged in whole as to the Guarantor.

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4.	Further protection

This Guarantee and Indemnity shall continue in full force and effect notwithstanding:

(a)	that any purported obligation of the Buyer or any other person to the Seller (or any security therefor) becomes wholly or partly void, invalid or unenforceable for any reason whether or not known to the Seller or the Guarantor (provided that in respect of any such purported obligation of the Buyer, the Guarantor shall be released and discharged in whole); or

(b)	any incapacity or any change in the constitution of, or any amalgamation or reconstruction of, the Guarantor or the Buyer or any other matter whatsoever.

5.	Primary obligations

This Guarantee and Indemnity shall constitute the primary obligations of the Guarantor and the Seller shall not be obliged to make any demand on the Buyer or any other person before enforcing its rights against the Guarantor under this Guarantee and Indemnity.

6.	Waiver

No delay or omission of the Seller in exercising any right, power or privilege under this Guarantee and Indemnity shall impair such right, power or privilege or be construed as a waiver of such right, power or privilege nor shall any single or partial exercise of any such right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

7.	Invalidity

If at any time any one or more of the provisions of this Guarantee and Indemnity is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof shall not be in any way affected or impaired thereby.

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Signed by David White	)	/s/ David White
for and on behalf of	)	David White, CEO
CARR'S GROUP PLC	)
)

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Signed by Brad Williams	)	/s/ Brad Williams
for and on behalf of ZIRCALOY	)	Brad Williams, Board Member
HOLDINGS, LLC	)

Signed by Blaine Browers	)	/s/ Blaine Browers
for and on behalf of CADRE	)	Blaine Browers, CFO
HOLDINGS, INC.	)

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